May 1, 2026

FORM C

DRAM INVEST LLC



Up to $28,500.00 of

**Series Membership Interests**

Dram Invest LLC (the "**Company**," "**we**," "**us**," or "**our**"), a Delaware series limited liability company, is offering a minimum amount of $28,500.00 (the "**Target Offering Amount**") and up to a maximum amount of $28,500.00 (the "**Maximum Offering Amount**") of the membership interests of Series DRM-001 of the Company (the "**Series**" or "**Series DRM-001**"). The Series must raise an amount equal to or greater than the Target Offering Amount by July 31, 2026 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The interests of the Series described above may be referred to in this Form C as the "**Interests**." "Interests" are sometimes referred to as "**Securities**." The offering of the Interests may be referred to in this Form C as the "**Offering**." *See* "*The Offering and the Securities*" for additional information regarding the Interests. The investor must subscribe for an Interest by signing the subscription agreement, a form of which is attached hereto as Exhibit D (the "**Subscription Agreement**").

The Interests are non-voting limited liability company membership interests in the Series of the Company. The Series is treated as a unique legal entity. Purchasing an Interest in the Series does not confer to the investor any ownership in the Company or any other series of the Company. The Series is managed by Dram Management LLC, a Delaware limited liability company (which we refer to as the "**Managing Member**"), which also serves as the asset manager for the underlying asset(s) owned by the Series (the "**Asset Manager**"). The Managing Member has full authority to determine how to best utilize the underlying asset(s) owned by the Series. Investors will not have any say in the management of the underlying asset(s) or the Series.

Potential purchasers of the Interests are referred to herein as "**investors**" or "**you**." The rights and obligations of investors with respect to the Interests are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Interests, you must complete the purchase process through the intermediary, Dalmore Group, LLC, a broker-dealer registered with the U.S. Securities and Exchange Commission (the "**SEC**") and a member of FINRA and SIPC (the "**Intermediary**").

With respect to the first closing of the Offering, committed investor funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and the closing of the Offering occurs. Thereafter, committed investor funds will be held in escrow with the Escrow Facilitator until a subsequent closing, if any, occurs, subject to such additional closing conditions as described herein. Investors may cancel an investment commitment in the Offering until up to 48 hours prior to the Offering Deadline specifically relating to such Offering or such earlier time as the Company designates pursuant to Regulation Crowdfunding. If no closing of the Offering occurs prior to the Offering Deadline, no Interests will be sold in the Offering and all investment commitments will be cancelled and funds will be returned to the respective investors. *See "The Offering and the Securities – The Offering"* for additional information.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Interests at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Interests at any time for any reason. In addition, the Escrow Facilitator has the ability to reject an investment commitment from an investor.

| | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Series DRM-001** | | | |
| Per Series DRM-001 Interest | $100.00 | $4.00 | $96.00 |
| Minimum Investment Amount per Investor (2) | $100.00 | $4.00 | $96.00 |
| Maximum Investment Amount per Investor (3) | $5,997.00 | $239.88 | $5,757.12 |
| **Target Offering Amount** | $28,500.00 | $1,140.00 | $27,360.00 |
| **Maximum Offering Amount** | $28,500.00 | $1,140.00 | $27,360.00 |

(1) This excludes fees to advisors, such as attorneys and accountants.
(2) The Company reserves the right to amend the Minimum Investment Amount per Investor and Maximum Investment Amount per Investor, in its sole discretion.
(3) Subject to any other investment amount limitations applicable to the investor under Regulation Crowdfunding and subject to further reduction only if Target Offering Amount is raised.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THE OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS FORM C.

THE SEC DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. THE SECURITIES OFFERED

HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE SERIES IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. *SEE* THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 11.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THE OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THE OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THE OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company and the Series have certified that all of the following statements are TRUE for the Company and the Series in connection with the Offering:

(1) Are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Are not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Are not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Are not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Have filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Have a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

Neither the Company nor the Series are subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than one hundred twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.dram.finance/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company, the Series, nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

**Updates**

Updates on the status of the Offering may be found at: https://www.dram.finance/.

The date of this Form C is May 1, 2026

**TABLE OF CONTENTS**

# ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of the Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

# CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Dram Invest LLC is a series limited liability entity formed in the state of Delaware on April 13, 2023, and is managed by its sole member, Dram Management LLC, a Delaware limited liability company (the "**Managing Member**"). The Company's purpose is to offer investors an opportunity to invest in investment-grade whiskey. Historically, investment-grade whiskey opportunities had only been made available to high-net-worth individuals due to high investment thresholds, low transaction volume, and limited liquidity options.

The Company's goal is to change that. The plan is to democratize access to investment-grade whiskey and expand the market access to a broad range of whiskey enthusiasts and investors, including retail investors. The Company is seeking to offer investment opportunities in investment-grade whiskeys at affordable price points and leverage its business model and expertise to counteract some of the risks inherent in investing in investment-grade whiskey, including market volatility, authenticity and provenance, and storage and maintenance.

We plan to target the acquisition of underlying assets ranging in price anywhere from $10,000 to $500,000. As a series limited liability company, title to the underlying assets will be held by, or for the benefit of, the applicable series, including the Series. We intend that each series will own its own underlying asset(s), which will be bottle(s), cask(s), or a collection of investment-grade whiskey.

FOR THE AVOIDANCE OF DOUBT, NO UNDERLYING ASSET OF THE SERIES SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE SERIES.

The Company is located at 66 West Flagler Street, Suite 900, Miami, FL 33130.

The Company operates through its website: https://www.dram.finance/.

The Company conducts business through the internet throughout the United States and internationally.

The Company conducts its business as, and currently is, a wholly owned subsidiary of Dram Invest Ltd., a Delaware corporation, incorporated on January 31, 2023.

A description of our business plan can be found in the section of this Form C titled "*BUSINESS*" and on the Company's website under https://www.dram.finance/, which is attached as Exhibit B to this Form C.

**The Offering**

| | |
|---|---|
| **Securities being offered:** | We are offering the minimum and maximum number of Interests of the Series at a price per Interest of one hundred dollars ($100). The Managing Member will initially own one (1) Interest in the Series, provided, however, that the Managing Member may purchase up to ninety-nine hundredths percent (19.99%) of the total Interests of the Series. |
| | The Series is intended to be a separate series of the Company for purposes of assets and liabilities. *See "The Offering and the Securities"* for additional information. The Interests will be non-voting series membership interest except with respect to certain matters set forth in the limited liability company agreement, dated April 26, 2023 (the "**Operating Agreement**"), attached as <u>Exhibit C</u>. The purchase of an Interest in the Series is an investment only in the Series and not an investment in the Company as a whole or any other series of the Company. |
| **Minimum and Maximum Investment Amount per Investor:** | The minimum investment amount by an investor in the Series is one (1) Interest and the maximum investment amount by an investor is for Interests representing nineteen and ninety-nine hundredths percent (19.99%) of the total Interests of the Series, although such maximum thresholds may be waived by the Managing Member in its sole discretion. |
| **Intermediary:** | We have entered into an agreement with the Intermediary, through which the Offering will be conducted. The Intermediary is a broker-dealer which is registered with the SEC and a member of FINRA and SIPC. |
| **Offering Period:** | If the Series reaches at least the Target Offering Amount prior to the Offering Deadline related to the Offering, the Company may close the Offering on or prior to the Offering Deadline. The Company may close the Offering early *provided* that (i) the expedited Offering Deadline must be twenty-one (21) days from the time such Offering was opened and (ii) the Intermediary must provide notice at least five (5) business days prior to the expedited Offering Deadline to the respective investors, and (iii) the Series continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline. |
| | If no closing of the Offering occurs prior to the respective Offering Deadline, no Interests will be sold in the Offering and all investment commitments will be cancelled and funds will be returned to the respective investors. |

| **Use of Proceeds:** | The proceeds received in the Offering will be applied in the following order of priority of payment. *See "USE OF PROCEEDS – The Series DRM-001:"* |

- *Intermediary Fee*: An Intermediary fee equal to four percent (4%) of the amount raised in the Offering;

- *Acquisition Cost of the Underlying Asset(s)*: Actual cost of the underlying asset(s) related to the Series paid to the asset sellers;

- *Acquisition Expenses and Operating Expenses:* In general, these include costs associated with the acquisition and maintenance of the underlying asset(s) related to the Series, which include storage, shipping and transportation, insurance costs, management fees, taxes, insurance premiums, legal fees, audit costs, administrative services, and other expenditures as determined by the Managing Member. *See "BUSINESS – Allocation of Expenses"* for additional information;

- *Sourcing Fee*: As compensation for sourcing the Series Asset(s), the Asset Manager shall be entitled to a sourcing fee of eight and forty-two hundredths percent (8.42%) of the aggregate purchase price (which shall include any costs associated with a purchase, including, without limitation, shipping costs and shipping insurance, but excluding any interest on any promissory notes, as applicable) of the respective Series Asset(s) of each Series ("**Sourcing Fee**"), which the Asset Manager may waive in its sole discretion; and

  *Offering Expenses*: In general, these costs include actual fees, costs, and expenses incurred in connection with the Offering, including legal, accounting, escrow, commissions, filing, compliance costs, as applicable. *See "BUSINESS – Allocation of Expenses"* for additional information.

| **Asset Acquisition Structure:** | The Series will acquire the underlying asset(s) through the following methods: |

- *Upfront Purchase*. The Company or any of its affiliates may opportunistically purchase underlying asset(s) prior to the commencement of the Offering. In such cases, the proceeds from the Offering, net of any Funding Portal Fee, Offering Expenses, and Acquisition Expenses, will be used to reimburse the Company or any of its affiliates, as applicable, for the acquisition of the respective underlying asset.

- *Purchase Option Agreement*. The Company or any of its affiliates may negotiate with asset sellers for the exclusive right, for a period of time, to purchase an underlying asset for sale to the Series. In such case, the Company or an affiliate will pre-negotiate a purchase price and enter into a purchase option agreement with the asset seller, which purchase option agreement would be consummated upon the closing of the Offering. The proceeds from the Offering, net of any Funding Portal Fee, Offering Expenses, and Acquisition Expenses, will be used to exercise the option under the purchase option agreement to acquire the respective underlying asset.

**Risk Factors:** Investing in the Interests involves risks. *See* the section entitled "*Risk Factors*" in this Form C and other information included in this Form C for a discussion of factors you should carefully consider before deciding to invest in the Interests.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company and the Series are subject to the same risks that all companies in their business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Structure, Operation, and Performance**

***An investment in the Offering is only an investment in the Series and not in the Company, directly in the respective underlying asset(s), or any other series of the Company.***

Purchasing an Interest in the Series of the Company does not entail a direct investment in either the Company, in the respective underlying asset(s) directly, or any other series of the Company. As a result, an investor will only possess indirect ownership of the underlying asset(s) held by the Series. Since investing in an Interest of the Series does not constitute an investment in the Company as a whole or any other series, holders of such Interest will not receive any economic benefits from the underlying assets of any other series of the Company or the Company itself. Additionally, an investor will have limited voting rights that primarily pertain solely to the Series, and will only have such other limited voting rights pertaining to the Company as a whole relating to amendments to the Operating Agreement that would adversely change the rights of the Interest holder and removal of the Managing Member for "cause." Therefore, the Managing Member and Asset Manager retain significant control over the management of the Company, the Series, and the underlying asset(s).

***If the Company's series limited liability structure is not legally recognized, investors may be required to assume liability for the Company and each Series alongside all other investors, rather than being limited to those who hold Interests in the same Series as themselves.***

The Company is organized as a Delaware series limited liability company, with separate Interests issued for each series, including, without limitation, the Series. Under the Delaware Limited Liability Company Act (the "**LLC Act**"), the liability of members in one series is segregated from the liability of members in another series, and the underlying assets of one series are not available to cover the liabilities of other series. However, there is no guarantee that courts in other jurisdictions will uphold this interpretation of Delaware law. If the Company's series limited liability company structure is not respected, investors may be liable for the Company's and all the series' liabilities, rather than just those of their own series. There is a risk that a court may determine that the underlying asset(s) of the Series should be used to cover the liabilities of another series or the Company as a whole, which could adversely affect the value of the investors' Interests and the likelihood of distributions.

***The proportional allocation of fees, costs, and expenses among the Series may result in one series shouldering costs for which another series receives a disproportionate benefit.***

Any fees, costs, and expenses not attributable to a specific series will be proportionately allocated among all series, potentially resulting in one series bearing costs for which another series received a disproportionate benefit. The Managing Member will make reasonable allocations based on the Company's Allocation Policy (as defined below). *See "Description of Business—Allocations of Expenses,"* but there may be instances where it is challenging to assign expenses to a specific series. Consequently, there is a risk that the Series may bear a portion of the fees, costs, and expenses associated with a service or product from which another series disproportionately benefits.

***The Company was recently formed and has no established track record or operating history that can be used to assess its performance or evaluate the potential investments. Additionally, the Company has no experience in investing in investment-grade whiskey or spirits.***

The Company was recently formed and has not generated any revenues, nor has it established an operating history upon which prospective investors may evaluate the Company's past performance. Furthermore, the Managing Member and its executive officers only possess limited prior experience in investing in investment-grade whiskey or similar assets, and have no experience in managing pools of investment-grade spirits. The Company and the Series cannot guarantee the achievement of their respective investment objectives, that the value of the underlying asset(s) will increase over time, or that the Company will be able to successfully monetize those underlying asset(s). These uncertainties should be taken into consideration when evaluating this investment opportunity.

***There are few, if any, businesses with similar strategies or investment objectives to ours, which may result in limited market acceptance.***

There are a limited number of companies that have utilized equity crowdfunding to finance the acquisition of investment-grade whiskey and other spirits. This may hinder the market acceptance of the Company's business model. Further, potential investors, asset sellers, and other relevant service providers may not readily embrace the Company's business model. As a result, the Managing Member's ability to operate the underlying asset(s) profitably could be affected. This, in turn, may deprive investors of the benefits associated with economies of scale, such as reduced storage costs, group insurance discounts, and such other monetary opportunities created by economies of scale.

***The Target Offering Amount of the Series will exceed the value of the underlying asset(s) of the Series. If the underlying asset(s) are sold before appreciating or generating income, investors will not receive back the amount of their investment.***

The Target Offering Amount for the Series will exceed the purchase price of the underlying asset(s) of the Series at the time of the Offering. The proceeds in excess of the purchase price will be used, among other things, to pay fees, costs, and expenses incurred in making the Offering available to investors and acquiring the underlying asset(s). In the event that the underlying asset(s) need to be sold without significant appreciation, there may be insufficient proceeds from such sale to fully repay investors their investment amount (after first paying off any liabilities on the underlying asset(s) at the time of the sale, including, but not limited to, any Offering Expenses, Operating Expenses, Acquisition Expenses, Sourcing Fee, or outstanding Operating Expenses Reimbursement Obligations) or any additional profits in excess of such investors' investment amounts.

***Operating Expenses incurred by the Series after the close of the Offering can impact potential distributions, if any, and the potential return on investment resulting from the appreciation of the underlying asset(s) of the Series, if any.***

Operating Expenses incurred after the close of the Offering will be the responsibility of the Series. However, if these Operating Expenses exceed the revenues generated from the underlying asset(s) associated with the Series, the Managing Member may take the following actions: (a) pay the Operating Expenses without seeking reimbursement; (b) provide a loan to the Series to cover the Operating Expenses with the Managing Member being entitled to reimbursement including potentially a reasonable interest rate; and/or (c) issue additional Interests in the Series to cover additional amounts.

In the event of an Operating Expenses Reimbursement Obligation, the reimbursable amount would be deducted from the free cash flow generated by the Series, reducing future distributions payable to investors of the Series. Moreover, the issuance of additional Interests may dilute the value of Interests held by existing investors of the Series and potentially reduce the amount of future distributions payable to them.

***The use of proceeds may include interest payments to the Managing Member or its affiliates if the Series borrows money from the Managing Member or its affiliates to acquire the underlying asset(s).***

Prior to making the Series available for investors, the Managing Member or an affiliate may acquire underlying asset(s) in advance and subsequently sell such underlying asset(s) to the Series pursuant to a purchase and sale agreement and promissory note. The relevant promissory note may obligate the Series to pay interest to the lender, and the interest rate may be arbitrarily set and not a product of an arm's length negotiation between two independent, unrelated parties. Any amounts paid in interest will not be available for use by the Series to cover future fees or expenses incurred in connection with owning, maintaining, and selling the underlying asset(s).

***The Sourcing Fee.***

The Asset Manager will be paid the Sourcing Fee as compensation for sourcing the underlying asset(s) in an amount equal to eight and forty-two hundredths percent (8.42%) of the purchase price of each underlying asset (which shall include any costs associated with a purchase, including, without limitation, shipping costs and shipping insurance, but excluding any interest on any promissory notes, as applicable).

The Sourcing Fee impacts the size of the Offering, which will exceed the purchase price of the underlying asset(s). If the underlying asset(s) does not experience significant appreciation prior to being sold, the resulting proceeds from the sale may be insufficient to fully repay investors their investment amount.

***The Company cannot assure that it will be able to continue as a going concern.***

The Company has not generated any revenue and has accumulated losses since its inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from the Offering. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would materially and adversely affect the Interests.

***The Company's operations and business are reliant on the Managing Member and Asset Manager (as applicable), as well as their respective personnel. The potential loss of key personnel could adversely impact our business and operations.***

The success of the Company's operations and the success of the Series are primarily dependent on the capabilities of the Managing Member and Asset Manager, as applicable, to identify, acquire, and effectively manage the underlying asset(s). Since the Company was recently incorporated, it has a limited operating history, which is reflective of its ability to source, acquire, effectively manage, and monetize the underlying asset(s). As such, the expertise and performance of the Managing Member and Asset Manager, as applicable, and their teams, including third-party professionals, are crucial to the Company's success and the success and performance of the Series. There can be no assurance that key personnel individuals will continue to be associated with the Managing Member or Asset Manager, as applicable. The loss of the services of one or more of these individuals could have a material adverse effect on the underlying asset(s), in particular, their ongoing management and use to support the investment of the holders of the Interests.

***The Company does not have any key person life insurance policies on certain key personnel, although the Company is dependent on such key personnel.***

The Company has not procured any key person life insurance policies for individuals that are considered key personnel. In the unfortunate event of the death or disability of its key personnel, the Company would not receive any financial compensation to mitigate their absence. The lack of insurance coverage exposes the Company to the potential risks and uncertainties associated with the loss of key personnel. Additionally, non-competition agreements may not be enforceable in certain jurisdictions, making it impossible to guarantee the retention of these individuals. While acquiring key person life insurance could mitigate some of the risks, it does not eliminate all the challenges associated with relying on key personnel.

***The Company's business, financial condition, and results of operations could be negatively impacted by any damage to its reputation and that of the Managing Member and brands of the underlying asset(s).***

The preservation of the Company's reputation, as well as that of the Managing Member and the brands of investment-grade whiskey and spirits is of paramount importance to the Company's business, financial stability, and operational success. The Company's name integrity and standing in current markets, as well as the Company's prospects in new markets, rely heavily on maintaining a positive reputation. Any incident that undermines investor trust in the brands of investment-grade whiskey and/or the Company's brand has the potential to significantly devalue the Company's enterprise and harm its operations. It is important to note that negative publicity, irrespective of its accuracy, can have adverse consequences for the Company.

***The Dram Platform is technical and may be at risk of malfunctioning.***

The Dram Platform is a complex system with components and complex software, and our business is dependent upon our parent's ability to prevent system interruptions to the operation of the Dram Platform. The Dram Platform software may now, or in the future, contain undetected errors, bugs, or vulnerabilities, which may only be discovered after the code has been released or may never be discovered. Problems with or limitations of the software, misconfigurations of the systems or unintended interactions between systems may cause downtime that would impact the availability of the Dram Platform. The Dram Platform relies on third-party service providers, including third-party API for operation. If such third parties fail to provide their services as promised, users of the Dram Platform may experience downtime. Any errors, bugs, vulnerabilities, or sustained or repeated outages could reduce the attractiveness of the Dram Platform to investors, cause a negative experience for investors or result in negative publicity and unfavorable media coverage, damage to our reputation, loss of Dram Platform users, loss of revenue, liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

***The Company's success depends, in part, on the success of the Company's strategic relationships with third parties. If any of the Company's agreements with third-party providers are terminated, the Company's business, results of operations, and financial condition could be materially and adversely affected.***

The Company depends on, and anticipates that it will continue to depend on, various third-party relationships in order to sustain and grow its business, including technology companies and application developers whose products integrate with the Company's parent's products. In particular, the Company's parent relies on API agreements with third-party service providers. These agreements may be terminated by the Company's parent or the parent's counterparties at any time with no or limited notice. If any of these agreements are terminated or suspended, whether due to a failure or breach of performance or otherwise, the functionality of the Dram Platform could be materially and adversely affected and the Company could be forced to incur additional expenses in seeking replacements or may not be able to obtain replacements in a timely fashion, if at all, and such interruptions or discontinuations of service could interfere with the Company's operation.

***Potential breach of security measures of the Dram Platform could have a material adverse effect on the Company, the Series, and the value of your investment.***

The Dram Platform may be prone to cyber threats, such as cyber-attacks, computer viruses, physical or electronic breaches, or similar disruptions. This is due to the nature of the confidential information processed by the Dram Platform, encompassing investor details, asset sellers' data, and the underlying asset(s) themselves. While the Company's parent is committed to implementing commercially reasonable measures to safeguard our confidential information and maintain robust cybersecurity protocols, there is a risk that the security measures of the Dram Platform could be breached. Any accidental or willful security breaches or other unauthorized access to the Dram Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity, or loss of the proprietary nature of the Company's and Managing Member's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Dram Platform software are exposed and exploited, the relationships between the Company, investors, users, and the asset sellers could be severely damaged, and the Company could incur significant liability or have its attention significantly diverted from utilization and management of the underlying asset(s), which could have a material adverse impact on the value of Interests or the potential for distributions to be made on the Interests.

Further, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the asset sellers, or third-party service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Dram Platform. Any security breach, whether actual or perceived, could harm the Company's parent and the Company's reputation, and we could lose investors. This would impair the Company's ability to achieve its objectives of acquiring additional underlying assets through the issuance of interests of further series.

***The use of individual identifiable information by the Company, as well as its business associates and third parties, is subject to regulation at the state, federal, and international levels.***

The landscape of individual data regulation is evolving rapidly and in unpredictable ways. Changes in these regulations have the potential to adversely impact the Company's business, potentially rendering the Company's current business model nonviable. The costs associated with ensuring information security, including technology investments, compliance with consumer protection laws, and expenses resulting from consumer fraud, could significantly impact the Company's business operations and financial performance. Moreover, the success of the Company's online operations hinges on the secure transmission of confidential information across public networks, including the usage of cashless payment systems. However, the deliberate or inadvertent actions of employees, business associates, or third parties have the potential to undermine the Company's security measures. Consequently, unauthorized individuals may gain access to the Company's data systems and wrongfully obtain confidential information. In the event of such a security breach or compromise affecting the Company's systems or the systems of the Company's parent, business associates or third parties, it could have a material adverse effect on the Company's reputation, financial condition, and operating results. Such a breach may also lead to a substantial increase in costs incurred to enhance our protective measures and expose us to additional legal risks.

***The Managing Member reserves the right to sell its Interest subsequent to a closing, which could potentially lead to a devaluation of your Interests in the event that an excess supply of Interests becomes available without sufficient demand.***

***The Company's business is susceptible to external events that are beyond the Company's control.***

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency, financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in the complete or partial closure of our facilities or the leased storage facility, hindering our access to the underlying asset(s). Moreover, these risks could lead to the complete or partial suspension of operations by our sourcing partners for the underlying asset(s).

**Risks Related to the Whiskey Industry**

***By investing in the Offering, the investor is only investing in the Series and its underlying asset(s). Therefore, the investment in the Offering will not be diversified and will appreciate or depreciate based on the value of the underlying asset(s).***

It is not anticipated that the Series will own any assets other than its related underlying asset(s), plus potential cash reserves for maintenance, storage, insurance, and other expenses pertaining to the underlying asset(s) and amounts earned by the Series from the monetization of its underlying asset(s), if any. Investors looking for diversification beyond the underlying asset(s) owned by the Series will have to create their own diversified portfolio by investing in other opportunities.

***The failure of the Managing Member, the Asset Manager, and/or the Company to obtain necessary licenses would impact the ability to conduct business.***

Neither the Managing Member nor the Company nor the Asset Manager have obtained licenses yet with respect to the acquisition, storage, and sale of whiskey. Generally, the sale of alcoholic beverages, including whiskey, is regulated by state alcohol control boards or similar agencies. These agencies may require the Managing Member, the Asset Manager, and/or the Company to obtain licenses or permits to engage in the buying and selling of alcoholic beverages, including investment-grade whiskey. The specific licenses required can vary depending on factors such as the type of alcoholic beverages being sold and the volume of sales. In addition, federal licensures, such as the Basic Permit may be needed or international licensures in addition to any state licenses or permits. The Managing Member and the Asset Manager may have to sell the investment-grade whiskey through registered brokers, merchants, or auction houses if they continue to remain without the required licenses or permits. Additionally, the Managing Member and the Asset Manager for each Series, will aim to use third-party licensed warehouses to avoid having to obtain any warehouse licensures. Failure of the Managing Member, the Asset Manager, and/or the Company to obtain any necessary licenses or permits would impact the ability to conduct business and materially and adversely affect the Interests.

***The Series is expected to invest in investment-grade whiskey. If there is a downturn in this industry or the economy in general, then the value of the underlying asset(s) is likely to decrease.***

Given the concentrated nature of the underlying asset(s) (i.e., investment-grade whiskey), any downturn in the whiskey industry is likely to impact the value of the underlying asset(s), and consequently the value of the Interests. Furthermore, as investment-grade whiskeys are discretionary items, the value of such items may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in products such as investment-grade whiskeys. In the event of a downturn in the industry, the value of the underlying asset(s) is likely to decrease.

*The volatility in prices for investment-grade whiskey may result in downward price pressure and adversely affect our objectives.*

The market for investment-grade whiskey is subject to volatility in demand. Demand for investment-grade whiskey depends to a large extent on general, economic, political, and social conditions in a given market. This combined with the tastes of the collector or investment-grade whiskey enthusiast community, results in changes in the distilleries and types of investment-grade whiskey that are most sought after. Volatility in demand may lead to volatility in the value of an acquired investment-grade whiskey, which may result in further downward price pressure and adversely affect the respective Interests. In addition, the lack of demand may reduce any further issuance of Interests and acquisition of more underlying asset(s), thus limiting the benefits the investors already holding Interests could receive from there being economies of scale, including reduced storage costs, group insurance discounts, and such other monetary opportunities created by economies of scale.

*The whiskey industry is subject to global market conditions.*

The global economy and financial markets and political conditions of various countries can adversely affect the supply and demand for investment-grade whiskey, and unpredictable and/or uncontrollable events. The whiskey industry may be influenced by the overall strength and stability of the global economy and financial markets of various countries, although any correlation may not be immediately evident. Investment-grade whiskey is often traded globally and fluctuations in exchange rates can impact export or import costs, pricing strategies, and profitability. Currency volatility can introduce uncertainty and affect the competitiveness of whiskey producers in international markets. Further, supply chain disruptions such as disruptions in the availability of raw materials, transportation issues, and natural disasters, can impact the production of, and availability of, investment-grade whiskey. In addition, global political conditions and world events may affect the whiskey industry through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase whiskey in the wake of economic uncertainty. Accordingly, the weakness in the global economy and financial markets of various countries may cause a downturn in the whiskey industry, which is likely to impact the value of the underlying asset(s), and consequently the value of the Interests.

*Selling pressure in the whiskey market may result in downward price revisions and affect our overall objectives.*

Demand for investment-grade whiskey can be volatile. Broader economic conditions, personal financial stress, and changes in investing preferences are all reasons that a whiskey collector may sell their collection. Other reasons people may sell their whiskey include, but are not limited to, a lack of space in their whiskey storage location, change in preferences, realizing their capital gains, and receiving an above market offer for their whiskeys. The Asset Manager finds it hard to predict these factors and may not be able to liquidate the investment-grade whiskeys prior to downward price revisions. Global factors including, but not limited to, tariffs, whiskey production, weather factors, and macroeconomic changes can all influence demand. The Company finds it difficult to predict macroeconomic changes. Factors that impact demand in the whiskey market include critic scores, brand quality, outstanding supply, production quality, and customer trends.

*Investment-grade whiskey is difficult to value, and any valuations obtained are not guarantees of realizable price.*

Investment-grade whiskey is difficult to value. The average market value of investment-grade whiskeys is determined by aggregating publicly available pricing data. The Managing Member and the Asset Manager have based the market value on data sourced from online whiskey retailers, whiskey price aggregators, auction houses, and whiskey exchanges. The Managing Member and the Asset Manager source data from reputable valuation providers in the industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain. The value of the underlying asset(s) can go down as well as up. Valuations are not guarantees of realizable price and do not necessarily represent the price at which the Interests may be sold, and the value of the underlying asset(s) may be materially affected by a number of factors outside the Company's control, including any volatility in the economic markets and the condition of the underlying asset(s).

***Health and safety concerns have the potential to negatively affect the whiskey industry.***

Public health campaigns, government initiatives, and changing societal attitudes towards alcohol consumption can impact consumer behavior and preferences. Increased awareness of the potential health risks associated with excessive alcohol consumption, as well as concerns about alcohol addiction and related societal issues, may lead to shifts in consumer behavior, including reduced consumption or preferences for lower-alcohol alternatives. This, in turn, may result in decreased demand of whiskey which could potentially lead to a declining interest in investment-grade whiskey. Such decline would adversely impact the value of the Interests.

***A possible shift in the regulatory landscape has the potential to impact the whiskey industry.***

The whiskey industry is subject to government regulations and policies related to alcohol production, distribution, marketing, and labeling. Changes in regulations, such as increased taxes, stricter advertising restrictions, or limitations on packaging and labeling practices, can impact the marketing strategies, production costs, and overall profitability of whiskey producers and sellers. Any such shift in the regulatory landscape can have negative ramifications for investors and collectors of investment-grade whiskey and thus negatively impact the value of the Interests.

**Risks Related to the Underlying Asset(s)**

***Potential loss or damage to an underlying asset can have adverse effects on its value, the Series, and the likelihood of any distributions made to investors.***

There is a possibility of unforeseen circumstances beyond our reasonable control, such as storage or display-related incidents, leading to the loss or damage of an underlying asset. Should such damage occur, it could have a detrimental impact on the value of the affected underlying asset and potentially increase the liabilities or Operating Expenses of the Series. While the Company aims to secure insurance coverage for the underlying asset(s) at replacement cost (subject to policy terms and conditions), the reimbursement of losses or costs through insurance claims cannot be guaranteed. Furthermore, there is no assurance that replacement assets of equal value can be obtained or that any insurance proceeds would sufficiently cover the full market value of the Series, considering outstanding liabilities including, but not limited to, any unpaid balances under Operating Expense Reimbursement Obligations. In the event of damage to an underlying asset, the value of the asset, the Series, and the likelihood of future distributions to investors would be adversely affected.

***Obtaining underlying assets may pose challenges due to competition in the investment-grade whiskey industry.***

The acquisition of underlying assets by the Series faces substantial competition from market participants within the investment-grade whiskey market. While peer-to-peer transactions with limited public information remain prevalent, the presence of collectors, dealers, and auction houses is growing, exerting influence in the industry. Moreover, the entry of companies exploring crowdfunding models for alternative asset classes like art or collectibles may further extend into the investment-grade whiskey market. Such competition has the potential to affect the Series' ability to acquire attractive and desirable investment-grade whiskey at economically reasonable price levels.

***The value of the Series and the distributions made to Interest holders may be negatively affected by potentially high storage, maintenance, and insurance costs associated with the underlying asset(s).***

To ensure the preservation of the underlying asset(s), it is necessary for the Managing Member to secure appropriate storage facilities, conduct regular maintenance, and obtain insurance coverage. The expenses related to these activities may fluctuate annually based on factors such as the extent of maintenance required for specific underlying assets, changes in insurance rates for coverage, and variations in storage costs. As the portfolio of underlying assets of the series expands, there may be opportunities to negotiate discounted rates for storage, maintenance, and insurance due to economies of scale. However, the realization of such reduction is contingent upon acquiring a sufficient number of underlying assets and the willingness of service providers to engage in volume discount negotiations.

Should the actual costs exceed expectations, it could impact the value of the Series, the distributions allocated to investors holding Interests, the potential proceeds from a future sale of the associated underlying asset(s) (if ever), as well as any capital returns distributed to investors after settling outstanding liabilities, including but not limited to any remaining balances under the Operating Expenses Reimbursement Obligation.

***There is a possibility that insurance may not cover all losses, potentially leading to operating losses and a decreased likelihood of distributions to investors.***

While insurance will be obtained for the underlying asset(s), it is important to note that certain types of losses, typically of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism, or acts of war, may be deemed uninsurable or economically unfeasible to insure comprehensively. In addition, factors such as inflation, environmental concerns, and the occurrence of terrorism or acts of war could result in insurance proceeds being insufficient to repair or replace a damaged or destroyed underlying asset(s). In such cases, the received insurance proceeds may not adequately restore the financial position concerning the affected underlying asset(s). Furthermore, any deductibles associated with the insurance coverage would be the responsibility of the Series linked to the affected underlying asset(s). The absence of insurance coverage for a loss could lead to a decline in both cash flow from and the value of the affected underlying asset(s) and, consequently, the Series.

***We may be associated with third party liability and exposed to reputational harm as a result of wrongful actions by certain third parties.***

The Series will assume all of the ownership risks attached to its underlying asset(s), including third party liability risks. Therefore, the Series may be liable to a third party for any loss or damages incurred by it in connection with its underlying asset(s). This would be a loss to the Series and therefore deductible from any income or capital proceeds payable in respect of the Series from the related underlying asset(s). As a result, this would adversely affect the value of the Series.

***If the Series is unable to liquidate an underlying asset at a time when the Managing Member/Asset Manager desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment.***

The strategy is to acquire underlying asset(s), hold such underlying asset(s) for a period of time (on average between three (3) to seven (7) years) and then sell such underlying asset(s) at a premium over the purchase price so that investors in the Series can make a return on their investment. If the Series is unable to liquidate its underlying asset(s) at a time when the Managing Member and/or Asset Manager desire to do so or at all, the Operating Expenses will accumulate and reduce any return that an investor in the Series may hope to make or cause an investor to lose his/her/its entire investment.

***Forced sale of an underlying asset at a lower value than when the underlying asset was first acquired may diminish the value of the Series.***

The Series may be forced to sell an underlying asset and such a sale may occur at an inopportune time or at a lower value than when the underlying asset was first acquired or at a lower price than the aggregate of costs, fees, and expenses used to purchase the underlying asset. In addition, there may be liabilities related to the underlying asset, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of the Series at the time of a forced sale, which would be paid off prior to investors receiving any distributions from a sale. In such circumstances, the capital proceeds obtained for the underlying asset, and therefore, the return available to investors, may be lower than could have been obtained if the underlying asset continued to be held by us and sold at a later date.

***Title or authenticity claims on an underlying asset may diminish value in the underlying asset as well as the Series.***

There is no guarantee that an underlying asset will be free of any claims regarding authenticity (e.g., counterfeit or previously stolen whiskey), or that such claims may arise after the acquisition of an underlying asset by the Series. We may not have complete ownership history records for an underlying asset. In the event of a title or authenticity claim against us and/or the Series, we may not have recourse against the asset seller or the benefit of insurance and the value of the underlying asset and the Series may be diminished.

***Any harm to the brand of a distillery or producer may adversely impact the value of the underlying asset(s).***

The demand for the underlying asset(s) and, therefore, Interests in the Series may be influenced by the general perception of the whiskey that distilleries are producing today. In addition, the makers' business practices may result in damage to the image of their whiskeys. This in turn may have a negative impact on the value of the underlying asset(s) and, consequently, the value of the Interests of the Series that relate to such underlying asset(s).

**Risks Related to Potential Conflicts of Interest**

***The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Managing Member***.

The Operating Agreement provides that the Managing Member, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests. Further, the Managing Member will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, the Series, or any of the investors, and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act, or under any other law, rule, or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

***The Company does not have a conflicts of interest policy.***

The Company, the Managing Member, and their affiliates will try to balance the interests of the Series with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company and the Series, these actions could have a negative impact on the financial performance and, consequently, on distributions to investors and the value of the Interests of the Series. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

***Conflicts may exist among the Managing Member, the Asset Manager, and their respective employees or affiliates.***

The Managing Member and/or Asset Manager will engage with, on behalf of the Company, asset sellers, insurance companies, storage and maintenance providers, and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of the Managing Member or the Asset Manager, and not the Series, or may apply disproportionately among the series. The Managing Member and Asset Manager may be incentivized to choose service providers based on the benefits they are to receive, or all series collectively are to receive, rather than that what is best for the Series.

In the event that the Operating Expenses exceed the revenue from an underlying asset, if any, and any cash reserves, the Managing Member has the option to cause the related Series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Managing Member may be incentivized to cause the Series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to investors. The Managing Member may also choose to issue additional Interests of the Series to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to holders of Interests of the Series than the dilution incurred from the issuance of additional Interests.

***Conflicts may arise from allocations of income and expenses between the Series.***

There may be situations when it is challenging or impossible to accurately allocate income, costs, and expenses to the Series, and certain series including the Series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Managing Member would be conflicted from acting in the best interests of the Company as a whole or the Series. While we presently intend to allocate expenses as described in "*BUSINESS – Allocations of Expenses,*" the Managing Member has the right to change this Allocation Policy at any time without further notice to investors.

***There may be conflicting interests among the Managing Member, the Asset Manager, and the investors.***

The Managing Member and/or Asset Manager will determine whether or not to liquidate underlying asset(s), should an offer to acquire an underlying asset be received. When determining to liquidate an underlying asset, the Managing Member or the Asset Manager, as applicable, will do so considering all of the circumstances at the time, which may include obtaining a price for an underlying asset that is in the best interests of a substantial majority, but not all of the investors of the Series.

Further, the Managing Member has the ability to unilaterally amend the Operating Agreement and Allocation Policy. The Managing Member is party, or subject, to these documents, and so it may be incentivized to amend these documents in a manner that is beneficial to it as manager of the Company or the Series or may amend it in a way that is not beneficial for all investors. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Managing Member owes to its investors. Therefore, the Managing Member is permitted to act in its own best interests rather than the best interests of the investors.

***Conflicts may exist between legal counsel, the Company, the Managing Member, and their affiliates***.

The Company's legal counsel is also counsel to the Managing Member and their affiliates and may serve as counsel with respect to the Series. Because such legal counsel represents both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the other parties, legal counsel may represent such other parties and not the Company or the Series. Legal counsel may, in the future, render services to the Company or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with the Offering and will not be representing holders of Interests other than the Managing Member. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Interests.

**Risks Related to the Offering and Ownership of the Company's Interests**

***The SEC does not pass upon the merits of the Interests nor the terms of the Offering, nor does it pass upon the accuracy or completeness of the Offering document or literature.***

You should not rely on the fact that the Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to the Offering. The SEC has not reviewed this Form C, nor any document or literature related to the Offering.

***Neither the Offering nor the Interests have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon the Offering or the Interests. Neither the Offering nor the Interests have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered securities offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering based on the information provided in this Form C and the accompanying exhibits.

***The Offering is being conducted on a "minimum/maximum" basis, and the Company may not be able to execute our growth strategy if we are unable to raise capital.***

The Company is offering Interests in the Series on a "minimum/maximum" basis, and the Company can give no assurance that all of the offered Interests of the Series will be sold. The Company will determine a Target Offering Amount. If substantially less than the Target Offering Amount is raised, the Series may be unable to fund all the intended uses as described in this Form C from the net proceeds anticipated from the Offering related to the Series without obtaining funds from alternative sources or using working capital that the Series generates. Alternative sources of funding may not be available to the Series at a reasonable cost.

***The Company has the right to limit individual investor commitment amounts based on the Company's determination of an investor's sophistication.***

The Company may prevent any investor from committing more than a certain amount in the Offering based on the Company's determination of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment commitment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline is reached. While you have the right to cancel your *investment commitment* in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time. The investment will simply be held until such time as the new Offering Deadline is reached or such earlier date the Company decides so long as the Target Offering Amount has been reach, at which time it will be released to the Series to be used as set forth herein.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least five (5) business days prior to the end of the Offering; *provided* that the Target Offering Amount Offering has been met and that the Offering was open for at least twenty-one (21) calendar days. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in the Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct separate closings for the Offering.***

If the Series meets certain terms and conditions, including such other terms and conditions that relate to the Offering generally, the Company may conduct a closing, which will allow the Company and the respective Series to draw down the proceeds committed in the Offering. Investors should be mindful that this means they can make multiple investment commitments with respect to the Offering, subject to different cancellation rights. For example, if a closing occurs and a material change transpires subsequent to the closing, investors whose investment commitments were closed upon in such closing will not have the right to cancel or have any other reaffirmation rights relating to their accepted investments as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Except under very limited circumstances, the Interests will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Interests may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and will likely never be a public market for the Interests. Because the Interests have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Interests may also adversely affect the price that you might be able to obtain for the Interests in a private sale. Investors should be aware of the long-term nature of their investment. Each investor in the Offering will be required to represent that they are purchasing the Interests for their own account, for investment purposes, and not with a view to resale or distribution thereof.

***Investing in Interests involves the participation in a unique legal structure, the Series LLC structure.***

The Company is a series limited liability company under Delaware law with separate series, each having distinct assets, members, liabilities, and operations. The Series structure may introduce complexities in assessing the financial performance and risks associated with individual Series.

***Investors lack voting rights, and the Managing Member may take actions that are not in the best interests of investors.***

The Managing Member has a unilateral ability to amend the Operating Agreement and the Allocation Policy in certain circumstances without the consent of the investors, and investors only have limited voting rights in respect of the Series. Investors will therefore be subject to any amendments the Managing Member makes (if any) to the Operating Agreement and Allocation Policy and also any decision it makes in respect of the Company and the Series, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, the Managing Member can only be removed as the Managing Member of the Company and the Series in very limited circumstances, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or the Series. Investors would therefore not be able to remove Managing Member merely because they did not agree, for example, with how the Managing Member was managing an underlying asset.

***Investors may experience future dilution of ownership in the Series as a result of future offerings of Interests.***

In order to cover the Operating Expenses, the Company may at any time, offer additional Interests of the Series. Additional offerings of Interests may dilute the holdings of existing holders of Interests of the Series and may reduce the value of such Interests. In addition, subsequent offerings of Interests may impact voting rights and distributions of existing holders of Interests.

***Ownership of Interests of the Series may subject investors to various tax liabilities.***

Various tax consequences could arise from the activities and/or distributions of the Company and/or the Series that could negatively impact investors. For example, investors of the Series may have to report their profits, losses, deductions, and credits related to the Series on the IRS Schedule K-1. The information provided on these Schedule K-1 forms may have significant implications for investors' individual tax liabilities, including obligations related to income reporting and potential changes in their tax brackets. In addition, changes in tax laws and regulations, as well as variations in interpretations, could impact the tax treatment of the investment, potentially resulting in unexpected tax liabilities for investors. It is advisable for investors to consult with tax professionals regarding the specific tax implications of their investment.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company and/or the Series, or to receive financial or other information from the Company and/or the Series, other than as required by law. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to investors. This lack of information could put investors at a disadvantage and is not in alignment with the robust, ongoing public reporting requirements that an investor can expect from public companies.

***There is no present market for the Interests and the Company has arbitrarily set the price.***

The price per Interest was not established in a competitive market. The Company has and will arbitrarily set the price of the Interests with reference to the general status of the securities market and other relevant factors. The price for the Interests should not be considered an indication of the actual value of the Interests and is not based on the net worth or prior earnings of the Series and/or the Company.

***Payments by Investors in exchange for Interests in the Offering will not accrue interest while in escrow.***

The funds paid by an investor for Interests will be held in a non-interest-bearing escrow account until the admission of the Investor as a member in the Series, if such subscription is accepted. If the Company terminates the Offering prior to accepting an investor's subscription or rejects an investor's subscription in whole or in part, escrowed funds will be returned promptly, without interest or deduction, to the proposed investor.

***Investors in the Offering may not be entitled to a jury trial with respect to claims arising under the Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Operating Agreement.***

Investors in the Offering will be bound by the Operating Agreement, which establishes the rights of members and rules for governance of the Company. Under Section 15.08 of the Operating Agreement, investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Operating Agreement, or the action of becoming an Interest holder in the Series. This, however, does not include legal actions that are based on federal securities law. By subscribing to an Offering of the Series, the investor agrees to adhere to the Operating Agreement, and knowingly and voluntarily waives the investor's jury trial rights.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Operating Agreement. You should consult legal counsel regarding the jury waiver provision before investing in the Offering.

If you bring a claim against the Company in connection with matters arising under the Operating Agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the Operating Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial.

***The Operating Agreement has a forum selection provision that requires that certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to Interest holders.***

Under Section 15.08 of the Operating Agreement, Interest holders are required to resolve disputes related to the governance of the Company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with the Operating Agreement, or the transactions authorized by the Operating Agreement, including that of the admission of Interest holders to the Series.

The Company intends for its forum selection provision to also apply to claims brought under federal securities law. The Company acknowledges that, for claims arising under the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, requiring such matters to be heard in federal court. In contrast, Section 22 of the Securities Act provides for concurrent jurisdiction between federal and state courts for matters arising under the Securities Act.

The forum selection provision in the Operating Agreement may limit Interest holders' ability to obtain a favorable judicial forum for disputes with the Company, the Managing Member, or employees or agents thereof, which may discourage lawsuits against the Company and such persons. The requirement that any action be heard in a competent court in the State of Delaware may also create additional expense for any person contemplating an action against the Company, the Managing Member, or employees or agents thereof, or limit the access to information to undertake such an action, further discouraging lawsuits.

***There is no guarantee of a return on an investor's investment.***

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**Risks Related to Compliance and Regulation**

***If the Company and/or the Series were to be required to register under the Investment Company Act or the Managing Member and/or the Asset Manager, as applicable, were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the Company and the Series, and the Managing Member may be forced to liquidate and wind up the Series or rescind the Offering.***

Neither the Company nor the Series is or will be registered as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and neither the Managing Member nor the Asset Manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "**Investment Advisers Act**"). As a result, the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, each Series, the Managing Member, and the Asset Manager have taken the position that the underlying asset(s) are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's and the Series' asset(s) will consist of less than forty percent (40%) investment securities under the Investment Company Act and the Managing Member and the Asset Manager are not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company or the Series were to be required to register under the Investment Company Act or the Managing Member or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company and the Series, and the Managing Member may be forced to liquidate and wind up the Series or rescind the Offering.

***If we are required to register any Interests under the Exchange Act, it would result in significant expense and reporting requirements that would place a significant burden on the Company, the Series, and the Managing Member, and may divert attention from management of the underlying asset(s) by the Managing Member or could cause the Company to no longer be able to afford to run its business.***

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the SEC under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) of the Exchange Act assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g-6 under the Exchange Act (the "**Reg CF 12(g) Exemption**"), which exemption generally requires that the issuer (i) is current in its ongoing annual reports required pursuant to Regulation Crowdfunding; (ii) has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and (iii) has engaged a transfer agent registered pursuant to Section 17A(c) of the Exchange Act to perform the function of a transfer agent with respect to such securities. If the number of record holders of the Series exceeds both of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg CF 12(g) Exemption, we would be required to register the Series with the SEC under the Exchange Act. If we are required to register any Interests under the Exchange Act, it would result in significant expense and reporting requirements that would have a material and adverse impact on the results of operations and expenses of the Company and the Series and could cause the Company to no longer be able to afford run its business.

***The Company is exempt from the regulations outlined in the Sarbanes-Oxley Act, which may result in a lack of robust financial controls and procedures typically found in public companies.***

As a privately-held (non-public) company, the Company is not currently obligated to adhere to the stringent requirements of the Sarbanes-Oxley Act of 2002, as amended. Consequently, the Company's financial and disclosure controls and procedures are designed and implemented in accordance with its status as a development stage, non-public company. It should be noted that the absence of regulatory compliance does not guarantee the absence of significant deficiencies or material weaknesses in the effectiveness of the Company's financial and disclosure controls and procedures. In the event that it becomes necessary to adopt and implement comprehensive financial and disclosure controls and procedures, the associated costs incurred by the Company could be substantial. Such compliance requirements could potentially have a material adverse impact on the Company's financial results and overall operational performance.

***The Company is not subject to regulatory oversight by any state or federal regulatory agency.***

The Company's operations are not subject to regulatory oversight by any state or federal regulatory agency. Unlike consumer banks, commercial banks, and other financial institutions, the Company is not subject to periodic examinations conducted by governmental agencies. As a result, the Company's decision-making processes, including the acquisition, financing, and disposition of underlying asset(s), as well as the determination of fair market values, are not subject to regular review by any governmental authority.

***There may be additional risks of which the Company is not aware or that the Company cannot foresee.***

In addition to the risks already disclosed, businesses frequently face uncertainties that may elude or surpass the comprehension of management. The ability to anticipate all potential risks that could impact our operations is inherently limited. Furthermore, the Company and/or the Managing Member cannot guarantee the successful execution of its current business plan. Each prospective Purchaser is encouraged to conduct a careful evaluation of the risks and advantages associated with investing in the Securities and should take into consideration the aforementioned "*Risk Factors*", among other pertinent factors, while undertaking such analysis.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# THE UNDERLYING ASSETS

The discussions contained in this section relate only to underlying asset(s) of the Series.

**The Series DRM-001**

*The discussions contained in this Form C relating to the Series DRM-001 is based upon information provided by third parties that we believe to be reasonable and reliable.*

*Summary Overview*

The underlying asset(s) of the Series DRM-001 are as follows (the "**Series DRM-001 Asset(s)**"):

- One (1) bottle of Bowmore 1965 52-Year-Old Scotch.

*Underlying Asset(s) Acquisition by the Managing Member and the Series DRM-001*

The Series DRM-001 and the Managing Member entered into that certain purchase agreement, a form of which is attached hereto as Exhibit E, to acquire the Series DRM-001 Assets in exchange for the promissory note, a form of which is attached hereto as Exhibit F, which the Series DRM-001 shall repay after the final closing of the Offering related to the Series DRM-001 per the terms of the promissory note as further described in this Form C. Previously, the Managing Member acquired the Series DRM-001 Asset for an amount of $28,000.

*Market Assessment*

With a history dating back to 1779, Bowmore is the oldest distillery on the island of Islay in Scotland. Over the years, it has earned a renowned reputation for crafting highly sought-after scotch whiskies with a distinctive flavor profile, thanks to its unique proximity to the water. Notably, the bottles produced during the 1950s and 1960s represent a golden era for Bowmore and have become prized possessions among collectors.

One standout testament to the distillery's unwavering commitment to craftsmanship is the Bowmore 1965 52 years Old. This exceptional whisky has matured for 52 years in a single oloroso sherry cask, making it the third oldest expression produced by the distillery. The bottle is elegantly presented in a stunning Scottish Oak Cabinet, and it's part of the exclusive Bowmore 50-Year-Old Vault Series. With only 232 bottles ever created, this rare expression is an enticing choice for those in pursuit of a valuable addition to their portfolio.

Our examination included an analysis of historical transactions from the following auction houses: Whisky auctioneer, Sotheby's, Scotch Whisky auction, Whisky Hammer, Bonhams, and Just Whisky. This analysis showed that in the years following its initial release in 2019, as of March 2025, the Bowmore 1965 52-Year-Old transacted 34 times, with only one transaction recorded in 2025. The average auction price (including buyer's premium) was $38,481, with the highest value at $55,520 in January 2019 and the lowest at $24,087 in March 2025.[1]

---

[1] The prices reflected are based on actual sales at auction houses including Scotch Whisky Auctions, Whisky Auctioneer, Sotheby's Bonhams, The Grand Whisky Auction, and Whisky Hammer.

As of October 2025, there are only a few bottles currently available online at retail with an average price of approximately $47,262[2].[3] The limited number of transactions is a result of the scarcity of this whisky, which is expected to further increase over time, rendering it even more rare and elusive.

*Insurance*

The Series DRM-001 Asset is insured through Collectibles Insurance Services LLC, serving as the insurance provider. The insurance coverage for the Series DRM-001 Asset is effective from March 25, 2025 to March 25, 2026 and may be extended in the discretion of the Series DRM-001 by endorsement issued by the insurance carrier. Further, the insurance policy contemplates a coverage limit of $30,000 for specific events as described in the insurance policy. Among others, physical loss or damage due to burglary and theft, while going to or returning from a "Collectibles Exhibition," or from a Class 1 Signature Required Shipment, will entitle the Series DRM-001, the insured, to the full coverage of $30,000. To be eligible for reimbursement by the insurer, the Series DRM-001 must adhere to and maintain specific conditions as set forth in the insurance policy, including maintaining a central station alarm system.

*Storage*

The Series DRM-001 Asset is currently stored in a climate-controlled, private residence with alarm, fob-access, and 24/7 professional security under the custody of Mario Tricarico Rosano, the Chief Executive Officer of Dram Invest Ltd., and may be transferred to an institutional storage facility in the future.

*Depreciation*

The Series DRM-001 Assets will be treated as collectibles and therefore will not depreciate or amortize going forward.

---

[2] Please note that the prices depicted are not actual sales prices and are subject to change.

[3] Source: https://www.whiskybase.com//whiskies/whisky/122337#tab-prices

## BUSINESS

### Description of Our Business

While there is no true definition of "investment grade whiskey" or "fine whiskey," generally speaking, investment-grade whiskey refers to a select category of high-quality, rare, and collectible whiskeys that demonstrate a strong historical performance with respect to value appreciation. These investment-grade whiskeys are typically produced by well known, established distilleries and possess unique characteristics that make them highly sought after by collectors, investors, and whiskey enthusiasts alike.

The market for investment-grade whiskey has been witnessing impressive growth, driven by increasing global demand and limited supply. Factors such as limited production, age statements, distillery closures, and exceptional taste profiles contribute to the scarcity and exclusivity of these investment-grade whiskeys.

Alternative investments, such as investment-grade whiskey, may offer investors the opportunity to diversify their investment portfolios by adding a tangible, alternative asset class with inherent value. Historically, investment-grade whiskey opportunities had only been made available to high-net-worth individuals due to high investment thresholds, low transaction volume, and limited liquidity options.

The Company's goal is to change that. The Company's plan is to democratize access to investment-grade whiskey and expand the market access to a broad range of whiskey enthusiasts and investors, including retail investors. The Company is seeking to offer investment opportunities in investment-grade whiskeys at affordable price points and leverage its business model and expertise to counteract some of the risks inherent in investing in investment-grade whiskey, including market volatility, authenticity and provenance, and storage and maintenance.

### Investment in the Series

An investment in the Series represents an investment in that particular Series and thus indirectly in the underlying asset(s) of the Series, and does not represent an investment in the Company, the Managing Member, the Asset Manager, or any other series of the Company. *See "Risk Factors"* for additional information. We do not anticipate that the Series will own any assets other than the assets related to the Series described under "*UNDERLYING ASSETS.*"

We anticipate that the Company's core competency will be the identification, acquisition, management, and disposition of investment-grade whiskey for the benefit of the investors. The Company aims to provide:

- investors with an investment opportunity in a portfolio of investment-grade whiskey; and
- inventors with unique whiskey insights, research, and other experiences.

Our goal is to become one of the leading companies for investing in investment-grade whiskey and offer investors with an exposure in investment-grade whiskey at an affordable entry point. The Company's long-term vision is to continually invest in investment-grade whiskey and sell the underlying asset(s) at a profit.

### Market Opportunity

The Company believes that alternative assets like investment-grade whiskey can act as a hedge against economic uncertainty and inflation. Additionally, the Company believes the continued growth in popularity of whiskey as a beverage, cultural symbol, and investment assets will result in a broader base of consumers and collectors, increasing interest that will in turn drive demand, which will further support favorable conditions for investors to enter into positions in investment-grade whiskey.

**Underlying Assets Information**

*Asset Selection*

The Company focuses on a diverse range of underlying assets globally to cater to a wide variety of tastes and investment strategies within the investment-grade whiskey market. The Company relies on historical trends, projected trends, and a comprehensive database of whiskey metrics to source the underlying assets. The Company's objective is to only acquire the most promising underlying assets, which the Company will maintain, monitor, and manage to support their ongoing value appreciation and generate returns for investors.

The Company anticipates utilizing its network in identifying investment-grade whiskey and locating relevant service providers. This will offer the Company access to top-tier underlying assets and enable us to stay abreast of the most promising underlying assets based on the insights collected from the Company's network of diverse stakeholders in the whiskey industry. Additionally, the Company's network of partners ensures that the underlying assets receive the highest standards of care.

The Managing Member has established selection criteria for the underlying assets, which will continue to be influenced by emerging industry trends and investor demand. The Managing Member may change these selection criteria at any time within its sole discretion. While the Company cannot guarantee positive investment returns on the underlying assets the Series acquires, the Company strives to select underlying assets projected to generate a positive return on investments, primarily based on their potential for value appreciation. The Managing Member will rely on specific factors when selecting potential underlying assets, including scarcity, brand equity, market demand, and historical performance.

*Asset Acquisition Structures*

The underlying asset(s) related to the Offering of the Series DRM-001 will likely be acquired by the Company or any of its affiliates, and, prior to the commencement of the Offering, by the Series DRM-001 through a loan made by the Company or any of its affiliates, as applicable. The proceeds from the Offering, net of any Intermediary Fee, Acquisition Expenses, and Offering Expenses, will be used to repay the loan (plus any interest, as applicable). In addition to the foregoing asset acquisition structure, the following methods may be utilized:

*Upfront Purchase*. The Company or any of its affiliates may opportunistically purchase underlying asset(s) prior to the commencement of the Offering. In such cases, the proceeds from the Offering, net of any Intermediary Fee, Offering Expenses, and Acquisition Expenses, will be used to reimburse the Company or any of its affiliates, as applicable, for the acquisition of the respective underlying asset(s).

*Purchase Option Agreement*. The Company or any of its affiliates may negotiate with asset sellers for the exclusive right, for a period of time, to purchase an underlying asset for sale to the Series. In such case, the Company or an affiliate will pre-negotiate a purchase price and enter into a purchase option agreement with the asset seller, which purchase option agreement would be consummated upon the closing of the Offering. The proceeds from the Offering, net of any Intermediary Fee, Acquisition Expenses, and Offering Expenses, Offering Expenses, will be used to exercise the option under the purchase option agreement to acquire the underlying asset(s).

*Asset Liquidity*

The Company intends to hold and manage all of the underlying asset(s) for an average of three (3) to seven (7) years. Prior to the liquidation of the respective underlying asset(s), liquidity for investors would be obtained by transferring their Interests in the Series, after Interests become tradable after the expiration of statutory and contractual transfer restrictions (although a secondary market does not exist at this time and the Managing Member currently does not envision the Interests to be listed on a secondary market for any trading). However, should an offer to liquidate an underlying asset materialize and be in the best interests of the investors, as determined by the Asset Manager, the Asset Manager will consider the merits of such offers on a case-by-case basis and potentially sell the related underlying asset. Furthermore, should an underlying asset become obsolete or suffer from a catastrophic event, the Asset Manager may choose to sell the underlying asset. As a result of a sale under any circumstances, the Managing Member would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under an underlying asset's insurance contract) to the Interest holders of the Series (after payment of any accrued liabilities or debt, including, but not limited to, balances outstanding under any Operating Expenses Reimbursement Obligation, on the underlying asset or of the Series at that time).

## Customer Base

We serve investors of alternative assets including collectibles and whiskey enthusiasts.

## Company Revenue

Revenues, if any, will be generated at the Series level and are expected to be derived from the sale of each underlying asset of the Series.

## Intellectual Property

The Company does not own any intellectual property.

## Material Agreements

*Asset Management Agreement*

The Series will appoint the Managing Member to serve as the Asset Manager to manage the underlying asset(s) related to the Series pursuant to an asset management agreement (the "**Asset Management Agreement**"). Except as set forth below and any guidance as may be established from time to time by the Managing Member, the Asset Manager will have the sole authority and complete discretion over the care, custody, maintenance, and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith. The Asset Manager will be authorized on behalf of the Series to, among other things:

- create the asset maintenance policies for each underlying asset and oversee compliance with such maintenance policies;
- engage third-party professional and/or service providers for the care, custody, maintenance, and management of each underlying asset;
- purchase and maintain insurance coverage for each underlying asset for the benefit of the Series related to such underlying asset;
- engage third-party independent contractors for the care, custody, maintenance, and management of each underlying asset;
- develop standards for the care of each underlying asset while in storage;
- develop standards for the transportation and care of each underlying asset when outside of storage;
- reasonably make all determinations regarding the calculation of fees, expenses, and other amounts relating to each underlying asset paid by the Asset Manager; and

- generally perform any other act necessary to carry out its obligations under the Asset Management Agreement.

The Asset Manager will be paid a Sourcing Fee as compensation for sourcing each underlying asset in an amount equal to eight and forty-two hundredths percent (8.42%) of the purchase price of an underlying asset (which shall include any costs associated with a purchase, including, without limitation, shipping costs and shipping insurance, but excluding any interest on any promissory notes, as applicable); provided that such Sourcing Fee may be waived by the Asset Manager.

With respect to the Series, the Asset Management Agreement will terminate on the earlier of: (i) one year after the date on which the last underlying asset of the Series has been liquidated and the obligations connected to the underlying asset(s) (including contingent obligations) have been terminated, (ii) the removal of the Managing Member as managing member of the Series, (iii) upon notice by one party to the other party of a party's material breach of the Asset Management Agreement, or (iv) such other date as agreed between the parties to the Asset Management Agreement.

The Series will indemnify the Asset Manager and its affiliates, and any of their respective directors, members, stockholders, partners, officers, employees, or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties, or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the Asset Management Agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator, or other tribunal of competent jurisdiction to have resulted primarily from such person's criminal wrongdoing, willful misconduct, or gross negligence.

## Operating Expenses

The Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series (collectively, the "**Operating Expenses**"):

- any and all fees, costs, and expenses incurred in connection with the management of an underlying asset, including import taxes, income taxes, storage (including property rental fees should the Managing Member decide to rent a property to store a number of underlying asset(s)), security, valuation, custodial, marketing, and utilization of the underlying asset(s);
- any fees, costs, and expenses incurred in connection with preparing any reports and accounts of the Series, including any blue sky filings required in order for the Series to be made available to investors in certain states and any annual audit of the accounts of the Series (if applicable) and any reports to be filed with the SEC;
- any and all insurance premiums or expenses, including directors and officer's insurance of the directors and officers of the Managing Member or Asset Manager, in connection with the underlying asset(s);
- any withholding or transfer taxes imposed on the Company or the Series or any Interest holders as a result of its or their earnings, investments, or withdrawals;
- any governmental fees imposed on the capital of the Company or the Series or incurred in connection with compliance with applicable regulatory requirements;
- any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, the Series, or the Asset Manager in connection with the affairs of the Company or the Series;
- the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or the Series;
- all custodial fees, costs, and expenses in connection with the holding of an underlying asset;
- any fees, costs, and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with the Series;

- the cost of the audit/review of the annual financial statements of the Company or the Series and the preparation of tax returns and circulation of reports to Interest holders;
- any indemnification payments pursuant to the Operating Agreement;
- the fees and expenses of the Company's or the Series' counsel in connection with advice directly relating to the Company's or the Series' legal affairs;
- the costs of any other outside appraisers, valuation firms, accountants, attorneys, or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or the Series; and
- any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

The Managing Member has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the initial closing of the Offering. The Managing Member will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the underlying asset(s)), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees, and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying asset(s)).

If the Operating Expenses exceed the amount of revenues generated from the underlying asset(s) and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset(s), the Managing Member may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Managing Member may impose a reasonable rate of interest, and be entitled to the Operating Expenses Reimbursement Obligation(s), and/or (c) cause additional Interests to be issued of the Series in order to cover such additional amounts.

**Allocation of Expenses**

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from underlying assets, and any indemnification payments made by the Company will be allocated amongst the various series of the Company, including, without limitation, the Series, in accordance with the Managing Member's allocation policy (the "**Allocation Policy**"), a copy of which is available to investors upon written request to the Managing Member. The Allocation Policy requires the Managing Member to allocate items that are allocable to a specific series of the Company, including, without limitation, the Series, to be borne by, or distributed to, as applicable, the applicable series, including, without limitation, the Series. If, however, an item is not allocable to a specific series but to the Company in general, it will be allocated pro rata based on the value of underlying assets or the number of the underlying assets of all series, including, without limitation, the Series, as reasonably determined by the Managing Member or as otherwise set forth in the Allocation Policy. By way of example, assuming an item is not directly allocable to a specific series of the Company, including, without limitation, the Series, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

| Revenue or Expense Item | Details | Allocation Policy (if revenue or expense is not clearly allocable to a specific series) |
| --- | --- | --- |

| | | |
|---|---|---|
| **Offering Expense:** | Filing expenses related to the submission of regulatory filing(s) (e.g., Form C-AR and state blue sky notice filings, etc.), as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| | Legal expenses related to the submission of regulatory filing(s) (e.g., Form C-AR and state blue sky notice filings, etc.), as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| | Underwriting expenses incurred outside of the commission paid to the Intermediary. | Allocable pro rata to the number of underlying assets of all series. |
| | Audit and accounting expenses related to regulatory filing(s), as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| | Escrow Facilitator fees for the administration of escrow accounts related to each Offering, as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| | Compliance work, including diligence expenses related to the preparation of a series. | Allocable pro rata to the number of underlying assets of all series. |
| | Other professional expenses related to the submission of regulatory filing(s) (e.g., Form C and state blue sky notice filings, etc.). | Allocable pro rata to the number of underlying assets of all series. |
| **Acquisition Expense:** | Due diligence related expenses. | Allocable pro rata to the number of underlying assets of all series. |
| | Fees related to transportation of the underlying asset at the time of acquisition. | Allocable pro rata to the number of underlying assets of all series. |
| | Fees related to the insurance of the underlying asset at the time of acquisition. | Allocable pro rata to the value of the underlying assets of all series. |
| | Fees related to the preparation of marketing materials. | Allocable pro rata to the number of underlying assets of all series. |

| | | |
|---|---|---|
| | Fees related to the storage, security, custody, and appraisal and valuation of the underlying asset. | Allocable pro rata to the number of underlying assets of all series. |
| | Professional expenses incurred during the acquisition of the underlying asset. | Allocable pro rata to the number of underlying assets of all series. |
| | Other acquisition expenses. | Allocable pro rata to the number of underlying assets of all series. |
| **Operating Expense:** | Expenses related to the administration of payments to the members of a series. | Allocable pro rata to the number of underlying assets of all series. |
| | Fees related to appraisal or valuation. | Allocable pro rata to the number of underlying assets of all series. |
| | Expenses in connection with any revenue-generating event or transaction. | Allocable pro rata to the value of the underlying assets of all series. |
| | Fees related to insurance. | Allocable pro rata to the value of the underlying assets of all series. |
| | Fees related to maintenance. | Allocable pro rata to the value of the underlying assets of all series. |
| | Fees related to transportation. | Allocable pro rata to the number of underlying assets of all series. |
| | Ongoing regulatory reporting requirements (e.g., reporting obligations under Regulation Crowdfunding or Exchange Act, as applicable), as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| | Audit, accounting, and bookkeeping related to the Series, as applicable. | Allocable pro rata to the number of underlying assets of all series. |
| **Indemnification Payments:** | Indemnification payments under the Operating Agreement. | Allocable pro rata to the value of each underlying asset of all series. |

Notwithstanding the foregoing, the Managing Member may revise and update the Allocation Policy from time to time in its reasonable discretion without further notice to investors.

**Competition**

The markets in which we wish to compete are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the whiskey industry. These competitors include other whiskey collectors and resellers in the market. Many of these competitors may have access to extensive financial resources, industry expertise, and a wide network of connections, which could give them advantages in sourcing, pricing, and marketing investment-grade whiskeys. These competitors can pose a threat to the business by capturing market share, potentially impacting the Company's revenues and profitability.

**Governmental/Regulatory Approval and Compliance**

In the United States, the liquor industry overall, and the whiskey industry in particular, are subject to varying regulations across different jurisdictions and states. As the Company operates within specific jurisdictions, it must ensure compliance with local laws and regulations. This includes obtaining the necessary licenses and permits to conduct business, as well as adhering to import and export regulations and laws pertaining to sales, use, value-added taxes, and other indirect taxes. Non-compliance with these regulations could result in legal claims from individuals or governmental authorities, potentially leading to substantial damages, penalties, and even the suspension or revocation of business licenses.

Neither Managing Member nor the Company nor the Asset Manager have obtained any licenses or permits yet with respect to the acquisition, storage, and sale of whiskey. The Managing Member and the Asset Manager may have to sell the investment-grade whiskeys through registered brokers, merchants, or auction houses if they continue to remain without the required licenses or permits.

Internationally, in the short to medium term, the Company does not intend to obtain any licenses outside of the United States. To mitigate the need for importing whiskeys, the Company plans to store whiskeys purchased form international suppliers with third-party storage providers based in such jurisdictions. This approach, ideally, will reduce the requirements for the Company to obtain licenses and permits in such foreign jurisdictions, including, without limitation, a warehousing license.

**Litigation**

From time to time, the Company or the Series may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on the Company's or the Series' business because of defense and settlement costs, diversion of resources, and other factors. Neither the Company nor the Series is currently not subject to litigation.

# USE OF PROCEEDS

The allocation of the net proceeds of the Offering set forth below represents the Company's intentions based upon its current plans and assumptions regarding industry and general economic conditions, future revenues, if any, and expenditures. The amounts and timing of any actual expenditures will depend upon numerous factors, including market conditions, cash generated by operations, business developments, and related rate of growth. The Managing Member reserves the right to modify the use of proceeds based on the factors set forth below. Neither the Company nor the Series is expected to keep any of the proceeds from the Offering.

**The Series DRM-001**

The Company estimates that the gross proceeds of the Offering of the Series DRM-001 Interests will be approximately $28,500 assuming the full amount of the Offering is sold, and will be used in the following order of priority of payment:

| Use of Proceeds+ | Target Offering Amount | Percentage of Gross Cash Proceeds | Maximum Offering Amount | Percentage of Gross Cash Proceeds |
|---|---|---|---|---|
| **Intermediary Fee** | $1,140.00 | 4.00% | $1,140.00 | 4.00% |
| **Cash Portion of the Asset Cost (1)** | $24,500.00 | 85.96% | $24,500.00 | 85.96% |
| **Acquisition and Operating Expenses (2)** | - | - | - | - |
| Shipping & Transportation | $500.00 | 1.75% | $500.00 | 1.75% |
| Insurance++ | $255.15 | 0.90% | $255.15 | 0.90% |
| Estimated Interest on Promissory Note (3) | $0.00 | 0.00% | $0.00 | 0.00% |
| **Sourcing Fee (4)** | $2,104.85 | 7.39% | $2,104.85 | 7.39% |
| **Offering Expenses (5)** | $0.00 | 0.00% | $0.00 | 0.00% |
| **Total Fees and Expenses** | $4,000.00 | 14.04% | $4,000.00 | 14.04% |
| Working Capital Reserves (6) | $0.00 | 0.00% | $0.00 | 0.00% |
| **Total Proceeds** | $28,500.00 | 100% | $28,500.00 | 100% |

+ The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements.

++ The insurance coverage for the Series DRM-001 Asset is effective from March 25, 2025 to March 25, 2026, and may be extended in the discretion of the Series DRM-001 by endorsement issued by the insurance carrier. Mario Tricarico Rosano has advanced the $526.05 for the insurance on behalf of the Series DRM-001, of which $255.15,representing the portion of the premium allocable to the coverage period following the January 2, 2026 acquisition date, is subject to reimbursement.

(1) The Managing Member acquired the Series DRM-001 Asset for a total cost of $28,000.00. On January 2, 2026, the Series DRM-001 acquired the Series DRM-001 Asset from the Managing Member in exchange for the promissory note described below. In the case of the Series DRM-001 Asset, the asset seller is not an affiliate of the Company, the Managing Member, the Asset Manager, or any of their respective officers or directors.

(2) To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(3) Under the terms of the promissory note, included as Exhibit F to this Form C, the Series DRM-001 pays no interest to the Managing Member.

(4) The Asset Manager will be paid a Sourcing Fee as compensation for sourcing the Series DRM-001 Asset in an amount equal to eight and forty-two hundredths percent (8.42%) of the aggregate purchase price (which shall include any costs associated with a purchase, including, without limitation, shipping costs and shipping insurance, but excluding any interest on any promissory notes, as applicable) of the Series DRM-001 Asset.

(5) The Managing Member has assumed and will not be reimbursed for Offering Expenses in connection with the Offering of the Series DRM-001 Interest.

(6) Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expenses that may arise during the holding period, or to be used for other general corporate or working capital purposes.

Upon the closing of the Offering of the Series DRM-001 Interests, proceeds from the sale of the Series DRM-001 Interests will be distributed to the account of the Series DRM-001. Upon final closing of the Offering of the Series DRM-001 Interests, the Series DRM-001 will then pay back the promissory note issued to acquire the Series DRM-001 Asset.

# MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by the Managing Member. The sole member of the Managing Member is Dram Invest Ltd. Further, each Series will be managed by the Managing Member. The directors, officers, and managers of Dram Invest Ltd, who indirectly manage the Company, are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years.

## Director

| Name | Positions and Offices Held at Dram Invest Ltd. | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Mario Tricarico Rosano | Director, Chief Executive Officer, President, Secretary, and Treasurer. | Senior Financial Analyst at Safe Harbor Equity (worked on financial analysis and modeling of distressed debt deals), Senior Business Analyst at Skypostal Inc (worked on data and financial analysis to drive managerial decisions and corporate efficiency through reporting and data visualization), Financial Analyst at Invest Capital Group (performed due diligence, financial analysis, and financial modeling for commercial real estate deals). | B.S. and MBA from the University of Miami. |

## Officers

| Name | Positions and Offices Held at Dram Invest Ltd. | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Mario Tricarico Rosano | Director, Chief Executive Officer, President, Secretary, and Treasurer . | Senior Financial Analyst at Safe Harbor Equity (worked on financial analysis and modeling of distressed debt deals), Senior Business Analyst at Skypostal Inc (worked on data and financial analysis to drive managerial decisions and corporate efficiency through reporting and data visualization), Financial Analyst at Invest Capital Group (performed due diligence, financial analysis, and financial modeling for commercial real estate deals). | B.S. and MBA from the University of Miami. |
| Diego Moreano | Chief Technology Officer | Diego has over 15 years of experience in computer science, spanning across web and app development, infrastructure, cloud computing, and database architecture. He worked at Skypostal for 14 years as VP of Technology and worked for 16 years as CTO of Studio Mist. | B.S. from Pontifica Universidad Catolica del Ecuador. |

**Indemnification**

The Operating Agreement provides that neither the Managing Member, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents, or independent contractors of the Managing Member, nor members of the Advisory Board, as applicable, nor persons acting at the request of the Company in certain capacities with respect to other entities will be liable to the Company, any series including the Series, or the Interest holders for any act or omission taken by them in connection with the business of the Company or any series, including the Series that has not been determined in a final, non-appealable decision of a court, arbitrator, or other tribunal of competent jurisdiction to constitute fraud, willful misconduct, or gross negligence.

The Series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties, or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving the Company or the Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator, or other tribunal of competent jurisdiction to constitute fraud, willful misconduct, or gross negligence.

**Employees**

The Company currently has zero (0) employees.

# CAPITALIZATION, DEBT, AND OWNERSHIP

**Capitalization**

The Company is authorized to issue in respect of the Series an unlimited number of Interests. Upon designation of the Series, the Managing Member was granted one (1) Interest in the Series and became the initial member holding one hundred percent (100%) of the then outstanding Interests of the Series.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities calculated on the basis of voting power. The beneficial owners are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Dram Management LLC+ | Membership Interests | 100% |

+ Dram Management LLC is wholly owned by Dram Invest Ltd., which is majority owned by Mario Tricarico Rosano subject to future issuances of shares of capital stock. The respective ownership percentage of Mario Tricarico Rosano of Dram Invest Ltd. is listed in the following table.

| Name | Amount and Type of Stock Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Mario Tricarico Rosano | 6,000,000 shares of Common Stock | 92.5% |

Upon designation of the Series, the Managing Member was granted one (1) Interest in the Series and will become the initial member, holding one hundred percent (100%) of the then outstanding Interests of the Series. The table below lists the ownership interest/percentage of the Managing Member in the Series as of the date of this Form C.

| Title of Class | Number of Interest Owned | Percent of Outstanding Interest Owned |
|---|---|---|
| Series DRM-001 Interest | 1 | 100% |

## Organizational Chart


MARIO TRICARICO ROSANO
92.5% Ownership of
DRAM INVEST LTD.
DRAM INVEST LTD.
100% Ownership of
DRAM MANAGEMENT LLC
DRAM MANAGEMENT LLC
100% Ownership of
Dram Invest LLC
Managing Member
Managing Member
Managing Member
DRAM INVEST LLC
Master Series LLC
SERIES DRM 001
Series of DRAM INVEST LLC
(...Series of DRAM INVEST LLC...)

# FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

## Operations

Dram Invest LLC is a series limited liability company whose primary purpose is to acquire, maintain, and dispose of certain underlying assets and generate revenue therefrom. The Company was formed in Delaware as a series limited liability company on April 13, 2023.

The Company is currently wholly owned by Dram Management LLC, a Delaware limited liability company, formed on April 11, 2023. Dram Management LLC, in turn, is currently a wholly owned subsidiary of Dram Invest Ltd., a Delaware corporation, formed on January 31, 2023.

## Cash and Cash Equivalents

As of December 31, 2024, the Company had an aggregate of $0.00 cash and cash equivalents and no financial obligations. As of December 31, 2024, the Series had no cash or cash equivalents and had no financial obligations. We rely on the Managing Member to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. The Company must raise capital in the Offering to improve the liquidity position and continue as a going concern.

As of December 31, 2025, the Company had an aggregate of $0.00 cash and cash equivalents and no financial obligations. As of December 31, 2025, the Series had no cash or cash equivalents and had no financial obligations. We rely on the Managing Member to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. The Company must raise capital in the Offering to improve the liquidity position and continue as a going concern.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company currently does not have any additional outside sources of capital.

On January 2, 2026, the Series DRM-001 acquired the Series DRM-001 Asset from the Managing Member in exchange for a promissory note in the principal amount of $25,000.00. This promissory note bears no interest, and must be paid within fifteen (15) business days of the final closing of the Offering, provided that the Series DRM-001 may repay this promissory note at any time.

## Capital Expenditures and Other Obligations

On January 2, 2026, the Series DRM-001 acquired the Series DRM-001 Asset from the Managing Member in exchange for a promissory note in the principal amount of $25,000.00. This promissory note bears no interest, and must be paid within fifteen (15) business days of the final closing of the Offering, provided that the Series DRM-001 may repay this promissory note at any time.

Mario Tricarico Rosano has advanced $526.05 for the insurance of the Series DRM-001 Asset (effective from March 25, 2025 to March 25, 2026) on behalf of the Series DRM-001, of which $255.15, representing the portion of the premium allocable to the coverage period following the January 2, 2026 acquisition date, is subject to reimbursement.

**Valuation**

The Company has ascribed no pre-Offering valuations; the Interests are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential investors should also assess the consequences to the Company and the Series of any delays in taking these steps and whether the Company and the Series will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offering of Securities**

We have made the following issuances of securities within the last three years:

*The Company*

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Membership Interest | N/A | 100% | N/A | April 26, 2023 | Section 4(a)(2) |

*The Series DRM-001*

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Membership Interest | N/A | 1 | N/A | October 23, 2023 | Section 4(a)(2) |

*See* the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act, including the Target Offering Amount, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Form C is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The following includes a summary of transactions since the Company's inception, or any currently proposed transaction that the Company is obligated to disclose pursuant to the immediately preceding paragraph:

- On January 2, 2026, the Series DRM-001 acquired the Series DRM-001 Asset from the Managing Member in exchange for a promissory note in the principal amount of $25,000.00 (the Managing Member originally acquired the Series DRM-001 Asset for an amount of $28,000). This promissory note bears no interest, and must be paid within fifteen (15) business days of the final closing of the Offering, provided that the Series DRM-001 may repay this promissory note at any time.

- Mario Tricarico Rosano has advanced $526.05 for the insurance of the Series DRM-001 Asset (effective from March 25, 2025 to March 25, 2026) on behalf of the Series DRM-001, of which $255.15,representing the portion of the premium allocable to the coverage period following the January 2, 2026 acquisition date*,* is subject to reimbursement.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act and is offering Interests of the Series. The Company is offering a minimum amount of $28,500 (the "**Target Offering Amount**") and up to a maximum amount of $28,500 (the "**Maximum Offering Amount**") of Interests as set forth in this Form C. The Company must raise an amount equal to or greater than the Target Offering Amount by July 31, 2026 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Interests will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to the investors. Potential purchasers of the Interests are referred to herein as "**investors**" or "**you**".

The Interests will be sold at a price per Interest of one hundred dollars ($100). The Company may close such Offering early *provided* that (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened and (ii) the Intermediary must provide notice at least five (5) business days prior to the expedited Offering Deadline to the respective investors, and (iii) the Series continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The price of the Interests was determined arbitrarily and does not necessarily bear any relationship to the Company's or the Series' asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Interests. The minimum amount that an investor may invest in the Offering is one hundred dollars ($100), with additional increments of one hundred dollars ($100), and the maximum amount that an investor may invest in the Offering as set forth in this Form C (i.e. page 2).

In order to purchase the Interests, you must make a commitment to purchase by completing the subscription process hosted and conducted by the Intermediary, including complying with the know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Interests indefinitely, and the Company is not required to correct any errors or omissions made by the investor.**

With respect to the closing of the Offering, committed investor funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and the closing of the Offering occurs. Thereafter, committed investor funds will be held in escrow with the Escrow Facilitator until a closing of an additional closing of the Offering occurs, subject to such additional closing conditions as described herein. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline or such earlier time as the Company designates pursuant to Regulation Crowdfunding. If no closing of the Offering occurs prior to the Offering Deadline, no Interests will be sold in the Offering and all investment commitments will be cancelled and funds will be returned to the respective investors. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) in the Series by submitting a request to the Company at least forty-eight (48) hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify investors when the Target Offering Amount has been reached. If the Series reaches at least the Target Offering Amount prior to the Offering Deadline, the Company may close the Offering on or prior to the Offering Deadline. The Company may close the Offering early *provided* that (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened and (ii) the Intermediary must provide notice at least five (5) business days prior to the expedited Offering Deadline to the respective investors, and (iii) the Series continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to respective investors and receive reconfirmations from such investors who have already made investment commitments related to the Offering, but prior to a closing with respect to such investors' investment commitments. If an investor does not reconfirm their investment commitment after a material change is made within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Series upon the closing of the Offering and the investor will receive the Securities in exchange for their investment.

**Closings of the Offering**

Upon a closing, an investor will receive evidence of the Interests via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter.

Investment commitments are not binding on the Company or the Series until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. In addition, the Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Interests at any time for any reason. In addition, the Escrow Facilitator has the ability to reject and investment commitment from an investor. If the Company, Intermediary, and/or Escrow Facilitator rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

**NORTH CAPITAL, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

*The following is a summary of the principal terms of, and is qualified by reference to, the Operating Agreement and the Subscription Agreements relating to the purchase of the Interests offered hereby. The aforementioned agreements should be reviewed in their entirety by each prospective investor. If any provisions of this summary differ from the provisions of the Operating Agreement or the Subscription Agreements, as applicable, the provisions of the Operating Agreement or the Subscription Agreements, as applicable, shall apply. Capitalized terms used in this summary that are not defined shall have the meanings ascribed thereto in the Operating Agreement.*

*Description of the Interests and the Series LLC Structure*

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of the Interests offered hereby is an investment only in the Series and not an investment in the Company as a whole or any other series of the Company. In accordance with the LLC Act, any series established by the Company will be a separate series limited liability company with its own interest separate from the Company's membership interest and the Interests of the Series. The Company has not issued, and will not issue, any class of interests entitled to any preemptive, preferential, or other rights that are not otherwise available to the holders purchasing Interests in connection with the Offering.

Title to the underlying asset(s) will be held by, or for the benefit of, the Series. The Company intends that each series including the Series will own its own underlying asset(s). The Company does not anticipate that the Series will acquire any assets other than the underlying asset(s) set forth in this herein. An investor who invests in the Offering will not have any indirect interest in any asset other than the underlying asset(s) of the Series.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of a series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series, including the Series, shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, the Company expects the Managing Member to maintain separate and distinct records for each series, including the Series, and its associated underlying asset(s) and liabilities. As such, the assets of the Series include only underlying asset(s) set forth herein and other related assets (e.g., cash reserves). *See* "*Risk Factors*" regarding the limitations on inter-series liability provided by Section 18-215(b) with respect to federal bankruptcy laws.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for the Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to the Series and title to the relevant underlying assets will be held by, or for the benefit of, the Series.

All of the Interests offered will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Interests, as determined by the Managing Member, the holders of the Interests will not be liable to the Company to make any additional capital contributions (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607, and 18-804 of the LLC Act). Holders of the Interests offered hereby have no conversion, exchange, sinking fund, redemption, appraisal rights, pre-emptive rights, or preferential distribution rights.

In general, the holders of Interests of the Series (which may include our Managing Member, its affiliates, or asset sellers) will participate in the available free cash flow derived from the underlying asset(s) of the Series, less expenses (as described in "*Distribution Rights*" below). The Managing Member, an affiliate of the Company, will initially own one (1) Interest of the Series. The Managing Member has the authority under the Operating Agreement to cause the Company to issue Interests of the Series to investors as well as to other persons for such cost (or no cost) and on such terms as the Managing Member may determine, subject to the terms set forth in the designation for the Series.

The Series will use the proceeds of the Offering to pay certain fees and expenses related to the acquisition of the underlying asset(s) and the Offering, including to repay any loans taken to acquire the underlying asset(s). *See* "*Use of Proceeds*" section for further details. An investor in the Offering will acquire an ownership Interest only in the Series and *not*, for the avoidance of doubt, in (i) the Company, (ii) any other series, (iii) the Managing Member, (iv) the Asset Manager, or (v) any underlying asset(s) owned by any series, including the Series.

***Future Issuance of Interests***

The Managing Member has the option to issue additional Interests in the Series as is required from time to time in order to pay any Operating Expenses which exceed revenue generated from the underlying asset(s) related to the Series.

*Distribution Rights*

The Managing Member has the sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests except as otherwise limited by law or the Operating Agreement. Free cash flow consists of the net income (as determined under GAAP) generated by the Series *plus* (i) any change in the net working capital (as shown on the balance sheet of the Series), (ii) any amortization to the relevant underlying asset(s) (as shown on the income statement of the Series), (iii) any depreciation to the relevant underlying asset(s) (as shown on the income statement of the Series), and (iv) any other non-cash Operating Expenses *less* (a) any capital expenditure related to the underlying asset(s) (as shown on the cash flow statement of the Series), (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for, and (c) upon the termination and winding up of the Series or the Company, all costs and expenses incidental to such termination and winding up as allocated to the relevant series, including the Series in accordance with the Operating Agreement.

The Series will distribute the underlying asset(s) in kind to its Interest holders. Any free cash flow generated by the Series from the utilization/disposition of the underlying asset(s) related to the Series shall be applied within the Series in the following order of priority:

- repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
- thereafter to create such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses; and
- thereafter, by way of distribution to holders of the Interests of the Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the underlying asset(s) related to the Series or the Managing Member or any of its affiliates.

*Voting Rights*

The Managing Member is not required to hold an annual meeting of Interests holders. The Operating Agreement provides that meetings of Interests holders may be called by the Managing Member and a designee of the Managing Member shall preside as chairman at such meetings. Interests holders do not have any voting rights as an Interests holder in the Company or the Series except with respect to:

- the removal of the Managing Member for cause as described in the Operating Agreement;
- the dissolution of the Company upon the for-cause removal of the Managing Member; and
- an amendment to the Operating Agreement that would:
  - reduce the voting percentage required for any actions to be taken by the holders of Interests under the Operating Agreement;
  - adversely affect the rights of the holders of Interests in a material way;
  - modify the scenarios in which the Company or the Series may be dissolved or terminated;
  - change the term of the Company (other than in the circumstances provided for in the Operating Agreement); or
  - give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of the Series or of the Interest holders of all series of the Company, as applicable. The removal of the Managing Member as the manager of the Company and all series, including the Series, must be approved by two-thirds of the votes that may be cast by all Interests holders of all series, including the Series, of the Company, subject to such other prerequisites as set forth in the Operating Agreement. All other matters to be voted on by the Interests holders must be approved by a majority of the votes cast by all Interests holders of all series, including the Series of the Company present in person or represented by proxy.

The Managing Member or its affiliates (if they hold Interests) may not vote as an Interest holder in respect of any matter put to the Interests holders. However, the submission of any action of the Company or the Series for a vote of the Interests holders shall first be approved by the Managing Member and no amendment to the Operating Agreement may be made without the prior approval of the Managing Member that would decrease the rights of the Managing Member or increase the obligations of the Managing Member thereunder.

The Managing Member has broad authority to take any action with respect to the Company or the Series, except as otherwise limited by law or the Operating Agreement.

### *Liquidation Rights*

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Managing Member to dissolve it; (ii) the sale, exchange, or other disposition of substantially all of the assets of all series, including the Series; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all Interests holders of all series, including the Series, following the for-cause removal of the Managing Member. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

The Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Managing Member to dissolve the Series; (iii) the sale, exchange, or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may the Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series).

Upon the occurrence of any such event, the Managing Member (or a liquidator selected by the Managing Member) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its/their assets. Upon the liquidation of the Series or the Company as a whole, as applicable, the underlying asset(s) will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors, (ii) second, to any creditors that are the Managing Member or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and *thereafter*, (iii) one hundred percent (100%) to the Interest holders of the Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Managing Member, any of its affiliates).

### *Redemption Rights*

None of the Interests are redeemable.

### *Preemptive Rights*

Holders of Interests have no preemptive rights.

### *Registration Rights*

Holders of Interests have no registration rights.

### *Rights of Co-Sale and Rights of First Refusal*

Holders of Interests have no rights of co-sale or rights of first refusal.

*Drag Along Rights*

Holders of Interests have no drag along rights.

*Transfer Restrictions*

The Interests are subject to restrictions on transferability. A holder of Interests may not transfer, assign, or pledge its Interests without the consent of the Managing Member. The Managing Member may withhold consent in its sole discretion, including when the Managing Member determines that such transfer, assignment, or pledge would result in (a) there being more than 2,000 beneficial owners (as defined under the Exchange Act) in the Series or more than five hundred (500) beneficial owners in the Series that are not "accredited investors" (provided that the Managing Member may waive such limitations), (b) the assets of the Series being deemed "plan assets" for purposes of ERISA, (c) a change of U.S. federal income tax treatment of the Company and/or the Series, or (d) the Company, the Series, or the Managing Member being subject to additional regulatory requirements. The transferring holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any intermediary, any costs, or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Managing Member may transfer all or any portion of the Interests held by it at any time and from time to time, in accordance with applicable securities laws.

There can be no assurance that the Company will, or will be able to, register the Interests for resale. Therefore, investors may be required to hold their Interests indefinitely. Please refer to the Subscription Agreement for additional information regarding these restrictions.

**Transfer Agent and Registrar**

The Company will act as transfer agent and registrar for the Interests.

**Other Material Terms**

*Exclusive Jurisdiction*

Under Section 15.08 of the Operating Agreement, any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each investor will covenant and agree not to bring any such claim in any other venue. If a holder of the Interests were to bring a claim against the Company, the Series, or the Managing Member pursuant to the Operating Agreement, it would have to do so in the Delaware Court of Chancery. Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware.

We believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting the Company's litigation costs, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted the provision to limit the time and expense incurred by the Company's management to challenge any such claims. As a company with a small management team, this provision allows the management team to not lose a significant amount of time travelling to any particular forum so the management team may continue to focus on operations of the Company.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision would require suits to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction to be brought in federal court located in Delaware.

### *Waiver of Right to Jury Trial*

The Operating Agreement provides that each investor waives the right to a jury trial for any claim they may have against the Company or any series, including the Series arising out of, or relating to, the Operating Agreement and any transaction arising under the Operating Agreement, which shall not include claims under the federal securities laws. By subscribing to the Offering and adhering to the Operating Agreement, the investor warrants that the investor has reviewed this waiver, and knowingly and voluntarily waives his or her jury trial rights. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

### *Power of Attorney*

By purchasing Interests, the investor will be admitted as a member of the Company and the Series and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each investor grants to the Managing Member a power of attorney to, among other things, execute and file documents required for the qualification, continuance, or dissolution of the Company or the Series. The power of attorney also grants the Managing Member the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

# COMMISSION AND FEES

**Cash Compensation**

At each closing, the Company shall pay a fee of four percent (4%) of the amount closed upon in such closing to the Intermediary.

**Stock, Warrants, and Other Compensation**

The Intermediary will not receive any other form of success-based compensation.

# TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company and the Series, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**Material United States Tax Considerations**

*General*

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Interests but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the "**IRS**"), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Interests as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

- banks, insurance companies, or other financial institutions;

- persons subject to the alternative minimum tax;

- tax-exempt organizations;

- dealers in securities or currencies;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- persons that own, or are deemed to own, more than five percent of the Series (except to the extent specifically set forth below);

- certain former citizens or long-term residents of the United States;

- persons who hold the Interests as a position in a hedging transaction, "straddle," "conversion transaction," or other risk reduction transaction;

- persons who do not hold the Interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

- persons deemed to sell the Interests under the constructive sale provisions of the Code.

As used herein, the term "**U.S. Holder**" means a beneficial owner of the Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust or if a valid election is in place to treat the trust as a U.S. person.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for U.S. federal income tax purposes, holds Interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Interests, and partners in such partnerships, should consult their tax advisors.

*Taxation of the Series as a "C" Corporation*

The Company, although formed as a Delaware series limited liability company eligible for tax treatment as a "partnership," has affirmatively elected for the Series to be taxed as a "C" corporation under Subchapter C of the Code for all federal and state tax purposes and the discussion below assumes that the Series will be so treated. Thus, the Series will be taxed at regular corporate rates on its income before making any distributions to Interests Holders as described below.

*Taxation of Distributions to Investors*

Distributions to U.S. Holders out of the Company's current or accumulated earnings and profits will be taxable as dividends. A non-corporate U.S. Holder who receives a distribution constituting "qualified dividend income" may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as "qualified dividend income." Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder's Interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder's adjusted basis in its Interests will be taxable as capital gain in the amount of such excess if the Interests are held as a capital asset. In addition, Section 1411 of the Code imposes on individuals, trusts, and estates a three and eight-tenths percent (3.8%) tax on certain investment income (the "**3.8% NIIT**"). In general, in the case of an individual, this tax is equal to three and eight-tenths percent (3.8%) of the lesser of (i) the taxpayer's "net investment income" or (ii) the excess of the taxpayer's adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the three and eight-tenths percent (3.8%) tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount of the highest tax bracket for such year (for 2025 that amount was $15,650).

### *Taxation of Dispositions of Interests*

Upon any taxable sale or other disposition of the Interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder's adjusted tax basis in the Interests. A U.S. Holder's adjusted tax basis in the Interests generally equals his or her initial amount paid for the Interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Interests, and the amount of any actual or deemed relief from indebtedness encumbering their Interests. The gain or loss will be long-term capital gain or loss if the Interests are held for more than one year before disposition. Long-term capital gains of individuals, estates, and trusts currently are taxed at a maximum rate of twenty percent (20%) (plus any applicable state income taxes) plus the three and eight-tenths percent (3.8%) NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Interests.

### *Tax Withholding and Information Reporting*

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Dividends paid by the Series to a non-U.S. Holder are generally subject to federal income tax withholding at the rate of thirty percent (30%) (or a lower rate determined under a tax treaty). A non-U.S. Holder that is entitled to a reduced rate of withholding will need to provide an IRS Form W-8BEN or similar form to certify its entitlement to tax treaty benefits.

Payments of dividends or of proceeds on the disposition of the Interests made to you may be subject to additional information reporting and backup withholding at a current rate of twenty-four percent (24%) unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Under legislation commonly known as "FATCA," the Series will be required to withhold U.S. federal income tax at the rate of thirty (30%) on distributions treated as dividends for tax purposes unless the recipient timely provides proper certifications on a valid U.S. Form W-8 or W-9. Withholding under FATCA generally applies to certain "foreign financial institutions" and "non-financial foreign entities." Withholding will not apply to a U.S. Holder that timely provides a valid U.S. Form W-9.

If the Company determines withholding is required with respect to a distribution or payment, the Company will withhold tax at the applicable statutory rate, and it will not pay any additional amounts in respect of such withholding.

## LEGAL MATTERS

Any prospective investor should consult with his, her, or its own counsel and advisors in evaluating an investment in the Offering.

# ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Interests described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Interests described in this Form C , so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision, provided that all such communications occur solely through the electronic communication channels provided by the funding portal in accordance with the Regulation Crowdfunding.

## EXHIBIT A

*Financial Statements*

# DONALD H. DAVIDSON, CPA, PA

## Independent Accountant's Review Report

To the Members
Dram Invest, LLC
Miami, FL

We have reviewed the accompanying financial statements of Dram Invest, LLC, which comprise the balance sheet as of December 31st, 2025 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Donald H. Davidson, CPA, PA
March 30th, 2026

**Dram Invest, LLC**

Financial Statements

For the Year Ended December 31st, 2025

**Dram Invest, LLC**

For the Year Ended December 31st, 2025

Table of Contents

# Dram Invest, LLC

## Statement of Operations

For the Year Ended December 31st, 2025

| | | |
|---|---|---|
| Revenue: | $ | - |
| Cost of Good Sold: | $ | - |
| Gross Profit: | $ | - |
| Total Expenses | $ | - |
| | | |
| Net Income | $ | - |

# Dram Invest, LLC

## Statement of Assets, Liabilities and Members' Equity

As of December 31st 2025

Assets:

    Total Assets          $     -

Liabilities and Members' Equity:

Liabilities:

    Total Liabilities          $     -

Members' Equity:

    Total Members' Equity          $     -

    Total Liabilities and Members' Equity          $     -

# Dram Invest, LLC

## Statement of Cash Flows

For the Year Ended December 31st, 2025

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Cash used in operating activities | $ | - |
| | | |
| Cash Flow from Investing Activities: | | |
| Net Cash provided by investing activities | $ | - |
| | | |
| Cash Flow from Financing Activities: | | |
| Net Cash used in financing activities | $ | - |
| | | |
| Net change in cash and cash equivalents | $ | - |
| | | |
| Cash and cash equivalents at beginning of year | $ | - |
| | | |
| Cash and cash equivalents at end of year | $ | - |

**Dram Invest, LLC**

**Statement of Changes in Members' Equity**

For the Year Ended December 31st, 2025

|  | Manager | Members | Total |
|---|---|---|---|
| Balance, January 1, 2025 | $ - | $ - | $ - |
| Contributions | - | - | - |
| Net Income | - | - | - |
| Balance, December 31, 2025 | $ - | $ - | $ - |

4

DRAM INVEST, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31st, 2025

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Activities

The consolidated financial statements have been prepared to present the financial position and results of operations of the related entities listed below (collectively, the "Company"). The financial statements include information from inception through December 31st, 2025.

The Company's purpose is to offer investors an opportunity to invest in investment-grade whiskey. We believe that investing in alternative assets such as investment-grade whiskey has been a cornerstone of wealth accumulation. Historically, investment-grade whiskey opportunities had only been made available to high-net-worth individuals due to high investment thresholds, low transaction volume, and limited liquidity options.

The Company's goal is to change that. The plan is to democratize access to investment-grade whiskey and expand the market access to a broad range of whiskey enthusiasts and investors, including retail investors. The Company is seeking to offer investment opportunities in investment-grade whiskeys at affordable price points and leverage its business model and expertise to counteract some of the risks inherent in investing in investment-grade whiskey, including market volatility, authenticity and provenance, and storage and maintenance.

We plan to target the acquisition of underlying assets ranging in price anywhere from $10,000 to $500,000. As a series limited liability company, title to the underlying assets will be held by, or for the benefit of, the applicable Series. We intend that each Series will own its own underlying asset(s), which will be bottle(s), cask(s), or a collection of investment-grade whiskey.

Dram Invest LLC, is a Delaware series limited liability entity formed in the state of Delaware on April 13th, 2023, and is managed by its sole member, Dram Management LLC, a Delaware limited liability entity formed on June 30th, 2023. Dram Management LLC is wholly owned by Dram Invest Ltd., a Delaware C-corp formed on January 31st, 2023.

### Fiscal Year

The company operates on a 52-week fiscal year ending on December 31st.

### Principles of Consolidation and Basis of Accounting

The financial statements only include accounts of Dram Invest LLC and are not consolidated to include Dram Management LLC and Dram Invest Ltd. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Cash and cash equivalents

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

### Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. At December 31st, 2025, the Company has recorded $0 as an allowance for doubtful accounts.

### Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31st, 2025, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

### Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

### Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. It is expected that the company will sustain net operating losses during fiscal year 2025. Net operating losses will be carried forward to reduce taxable income in future years.

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

**Concentrations of Credit Risk**

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

**Revenue Recognition**

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of January 31st, 2023 through December 31st, 2025.

**Advertising Expenses**

The Company expenses advertising costs as they are incurred.

**Foreign Currency**

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

## 2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

## 3. Loans Payable

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

## 4. Subsequent Events

The Company has evaluated subsequent events through March 30th, 2025, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

(Name)

Chief Executive Officer of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

(Name)

Chief Executive Officer of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

(Title)

May 1, 2026

(Date)

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

(Name)

Director of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

(Name)

3

Director of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

(Title)

May 1, 2026

(Date)

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

(Name)

Chief Financial Officer of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mario Tricarico Rosano

(Signature)

Mario Tricarico Rosano

_____

(Name)


Chief Financial Officer of Dram Invest Ltd., Sole Member of Dram Management LLC, Managing Member of Dram Invest LLC

_____

(Title)


May 1, 2026

_____

(Date)